    As filed with the Securities and Exchange Commission on January 2, 1997

                                                  Registration No.  333-07617

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           -------------------------

                         PRE-EFFECTIVE AMENDMENT NO. 1
                                    FORM S-6

                           -------------------------

                 FOR THE REGISTRATION UNDER THE SECURITIES ACT
                OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

                           -------------------------

A.  Exact name of trust:

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
         CORPORATE SPONSORED VARIABLE UNIVERSAL LIFE SEPARATE ACCOUNT-I

B.  Name of depositor:

                NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

C.  Complete address of depositor's principal office:

                               51 Madison Avenue
                            New York, New York 10010

D.  Name and complete address of agent for service:

                             Linda M. Reimer, Esq.
                          New York Life Insurance and
                              Annuity Corporation
                               51 Madison Avenue
                            New York, New York 10010

Copies to:

Michael Berenson, Esq.                        Michael J. McLaughlin, Esq.
Jordan Burt Berenson & Johnson, LLP           Senior Vice President
Suite 400 East                                and General Counsel
1025 Thomas Jefferson Street, N.W.            New York Life Insurance Company
Washington, DC  20007                         51 Madison Avenue
                                              New York, New York  10010


E.  Title and amount of securities being registered:
    Flexible Premium Variable Universal Life Insurance Policy.

F. Proposed maximum aggregate offering price to the public of the securities being registered: Pursuant to Rule 24f-2 of the Investment Company Act of 1940, the Registrant hereby declares that an indefinite amount of its securities are being registered under the Securities Act of 1933.

H.  Approximate date of proposed public offering:

    As soon as practicable after the effective date of this Registration Statement.

                           ------------------------

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             CROSS REFERENCE SHEET

                      INFORMATION REQUIRED IN A PROSPECTUS


Item of Form N-8B-2               Prospectus Caption
-------------------               ------------------

       1                          Cover Page; Basic Questions and Answers About
                                  Us and Our Policy

       2                          Cover Page

       3                          Not Applicable

       4                          Sales and Other Agreements

       5                          The Separate Account

       6                          The Separate Account

       9                          Legal Proceedings

      10 General Provisions of the Policy; Death Benefit Under the Policy; Free Look Provision; Exchange Privilege; Cash Value and Cash Surrender Value; Loans; The Separate Account; The Fixed Account; Charges Under the Policy; Sales and Other Agreements; When We Pay Proceeds; Payment Options; Our Rights; Your Voting Rights; Basic Questions and Answers About Us and Our Policy

      11 The Separate Account; MainStay VP Series Fund, Inc.; The Alger American Fund; Acacia Capital Corporation; Fidelity Variable Insurance Products Fund and Fidelity Variable Insurance Products Fund II; Janus Aspen Series; Morgan Stanley Universal Funds, Inc.

      12                          Cover Page; The Separate Account; Sales and
                                  Other Agreements

      13 The Separate Account; Charges Under the Policy; MainStay VP Series Fund, Inc.; The Alger American Fund; Acacia Capital Corporation; Fidelity Variable Insurance Products Fund and Fidelity Variable Insurance Products Fund II; Janus Aspen Series; Morgan Stanley Universal Funds, Inc.

      14 Basic Questions and Answers About Us and Our Policy; The Separate Account; Sales and Other Agreements

      15 Basic Questions and Answers About Us and Our Policy; General Provisions of the Policy

      16                          The Separate Account; Investment Return;
                                  Basic Questions and Answers About Us and Our
                                  Policy; MainStay VP Series Fund, Inc.; The
                                  Alger American Fund; Acacia Capital
                                  Corporation; Fidelity Variable Insurance
                                  Products Fund and Fidelity Variable Insurance Products Fund II; Janus Aspen Series; Morgan Stanley Universal Funds, Inc.

Item of Form N-8B-2               Prospectus Caption
-------------------               ------------------

      17                          Cash Surrender Value; Partial Withdrawals;
                                  General Provisions of the Policy

      18 The Separate Account; MainStay VP Series Fund, Inc.; The Alger American Fund; Acacia Capital Corporation; Fidelity Variable Insurance Products Fund and Fidelity Variable Insurance Products Fund II; Janus Aspen Series; Morgan Stanley Universal Funds, Inc.; Investment Return

      19                          Records and Reports

      20                          Not Applicable

      21                          Loans

      22                          Not Applicable

      23                          Not Applicable

      24                          Additional Provisions of the Policy

      25                          What are NYLIAC and New York Life?

      26                          Not Applicable

      27                          What are NYLIAC and New York Life?

      28                          Directors and Principal Officers of NYLIAC

      29                          What are NYLIAC and New York Life?

      30                          Not Applicable

      31                          Not Applicable

      32                          Not Applicable

      33                          Not Applicable

      34                          Not Applicable

      35                          Not Applicable

      37                          Not Applicable

      38                          Sales and Other Agreements

      39                          Sales and Other Agreements

      40                          Not Applicable

      41                          Sales and Other Agreements

      42                          Not Applicable

Item of Form N-8B-2               Prospectus Caption
-------------------               ------------------

      43                          Not Applicable

      44                          The Separate Account; Investment Return;
                                  General Provisions of the Policy

      45                          Not Applicable

      46                          The Separate Account; Investment Return

      47 The Separate Account; MainStay VP Series Fund, Inc.; The Alger American Fund; Acacia Capital Corporation; Fidelity Variable Insurance Products Fund and Fidelity Variable Insurance Products Fund II; Janus Aspen Series; Morgan Stanley Universal Funds, Inc.

      48                          Not Applicable

      49                          Not Applicable

      50                          The Separate Account

      51                          Cover Page; Basic Questions and Answers About
                                  Us and Our Policy

      52                          The Separate Account; Our Rights

      53                          Federal Income Tax Considerations

      54                          Not Applicable

      55                          Not Applicable

      59                          Financial Statements

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                    Subject to Completion January 2, 1997

    NYLIAC CORPORATE SPONSORED VARIABLE UNIVERSAL LIFE SEPARATE ACCOUNT-I
                         PROSPECTUS DATED      , 1997
                                     FOR


                         CORPORATE SPONSORED VARIABLE
                      UNIVERSAL LIFE INSURANCE POLICIES
                                  OFFERED BY
               NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
                           (A DELAWARE CORPORATION)
                 51 MADISON AVENUE, NEW YORK, NEW YORK 10010


This prospectus describes a flexible premium corporate sponsored variable universal life insurance policy offered by New York Life Insurance and Annuity Corporation ("NYLIAC"). The policy provides insurance protection for group or sponsored arrangements. Group arrangements include those in which a trustee or an employer, for example, purchases policies covering a group of individuals on a group basis. Sponsored arrangements include those in which an employer allows us to sell policies to its employees or retirees on an individual basis. The policy offers flexible premium payments, a choice of two death benefit options, loan privileges, increases and decreases to the policy's face amount of insurance and a choice of funding options, including a guaranteed interest option and eighteen variable investment options. The variable investment options invest in a corresponding portfolio of a mutual fund, as specified below:

MAINSTAY VP SERIES FUND, INC.
 o  MainStay VP Capital Appreciation
 o  MainStay VP Cash Management
 o  MainStay VP Convertible
 o  Mainstay VP Government
 o  MainStay VP High Yield Corporate Bond
 o  MainStay VP International Equity
 o  MainStay VP Total Return
 o  MainStay VP Value
 o  MainStay VP Bond
 o  MainStay VP Growth Equity
 o  MainStay VP Indexed Equity

THE ALGER AMERICAN FUND
 o  Alger American Small Capitalization
ACACIA CAPITAL CORPORATION
 o  Calvert Socially Responsible
FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS II
 o  Fidelity VIP Contrafund
FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS
 o  Fidelity VIP Equity-Income
JANUS ASPEN SERIES
 o  Janus Aspen Balanced
 o  Janus Aspen Worldwide Growth
MORGAN STANLEY UNIVERSAL FUNDS, INC.
 o  Morgan Stanley Emerging Markets Equity


We do not guarantee the investment performance of these investment options, which involve varying degrees of risk.


   The death benefit may, and the cash surrender value of a policy will, vary up or down depending on the performance of the investment options. There is no guaranteed minimum cash surrender value for a policy. However, a policy's death benefit will never be less than its face amount, less outstanding policy debt. Although premiums are flexible, additional premiums may be required to keep the policy in effect. The policy may terminate if its cash surrender value (net of any policy debt) is too small to pay the policy's monthly charges, or if there is an excess loan and a late period expires without sufficient payment.


   You can borrow against or withdraw money from the policy, within limits. Loans and withdrawals will reduce the policy's death benefit and cash surrender value. You can also surrender the policy. A surrender charge will apply if you surrender the policy during the first nine policy years. This charge may also apply if you request a reduction of the face amount or if the policy terminates.

   You may examine the policy for a limited period and cancel it for a full refund of the greater of cash value or premiums paid. Replacing existing insurance with this policy may not be to your advantage.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


   This prospectus should be read and retained for further reference; it contains information that should be known before investing in a NYLIAC corporate sponsored variable universal life insurance policy. This prospectus is valid only when accompanied by the prospectuses of the MainStay VP Series Fund., Inc., The Alger American Fund, the Acacia Capital Corporation, the Fidelity Variable Insurance Products Fund II, the Fidelity Variable Insurance Products Fund, the Janus Aspen Series and the Morgan Stanley Universal Funds, Inc.

                              TABLE OF CONTENTS


                                               PAGE
                                            --------
SECTION I: DEFINITION OF TERMS ............      4
SECTION II: BASIC QUESTIONS AND ANSWERS
 ABOUT US AND OUR POLICY ..................      7
  1. What are NYLIAC and New York Life? ...      7
  2. What variable life insurance policy
     are we offering? .....................      7
  3. How is the Policy available? .........      7
  4. What is the Cash Value of the Policy ?      7
  5. What are the Investment Divisions of
     the Separate Account? ................      8
  6. How is the value of an Accumulation
     Unit determined? .....................      8
  7. What is the Fixed Account? ...........      8
  8. Does the Policy have a Cash Surrender
     Value? ...............................      9
  9. How long will the Policy remain in
     force? ...............................      9
  10. Is the amount of the Death Benefit
      guaranteed?..........................      9
  11. Is the Death Benefit subject to
      income taxes? .......................      9
  12. What is a modified endowment
      contract? ...........................      9
  13. Can the Policy become a modified
      endowment contract? .................     10
  14. What are planned Premiums? ..........     10
  15. What are unplanned Premiums? ........     10
  16. What happens when the first Premium
      is paid? ............................     10
  17. When are subsequent Premiums put
      into the Fixed Account and the
      Separate Account? ...................     10
  18. How are Net Premiums allocated among
      the Allocation Alternatives? ........     10
  19. What are the current charges against
      the Policy? .........................     11
  20. Are loans available under the
      Policy? .............................     11
  21. Do I have a right to cancel? ........     11
  22. Can the Policy be exchanged? ........     11
SECTION III: CHARGES UNDER
 THE POLICY ...............................     12
  Deductions from Premiums ................     12
   Sales Expense Charge ...................     12
   Premium Tax Charge .....................     12
   Federal Tax Charge .....................     12
  Deductions from Accumulation Value and
    Fixed Account Value ...................     12
   Monthly Contract Charge ................     12
    Cost of Insurance Charge ..............     12
  Deductions from the Separate Account ....     13
   Mortality and Expense Risk  Charge .....     13
   Other Charges for Federal Income
     Taxes ................................     13
  Fund Charges ............................     13
  Surrender Charge ........................     15
  How the Policy Works ....................     16
SECTION IV: THE SEPARATE  ACCOUNT, THE
FUNDS AND THE  FIXED ACCOUNT ..............     17
  The Separate Account ....................     17
   Your Voting Rights .....................     17
   Our Rights .............................     18
  MainStay VP Series Fund, Inc. ...........     18
  The Alger American Fund .................     19
  Acacia Capital Corporation ..............     19
  Fidelity Variable Insurance Products
    Fund and Fidelity Variable Insurance
    Products Fund II ......................     19
  Janus Aspen Series ......................     20
  Morgan Stanley Universal Funds, Inc. ....     20
  The Portfolios ..........................     21
  The Fixed Account .......................     24
    Interest Crediting ....................     25
    Transfers to Investment Divisions .....     25
  Investment Return .......................     25
SECTION V: GENERAL PROVISIONS  OF THE
POLICY ....................................     26
  Premiums ................................     26

                                2

                                             PAGE
                                          --------
  Termination ...........................     26
  Death Benefit Under the Policy ........     26
  Selection of Life Insurance
   Benefit Table ........................     27
   Corridor Table .......................     27
   CVAT Table ...........................     28
  The Effect of Investment
   Performance on the Death
   Benefit ..............................     29
   Face Amount Changes ..................     29
  Life Insurance Benefit Option Changes       30
 Cash Value and Cash Surrender   Value  .     30
    Cash Value ..........................     30
    Cash Surrender Value ................     30
 Transfers ..............................     30
 Partial Withdrawals ....................     31
 Loans ..................................     31
    Loan Account ........................     31
    Loan Interest .......................     32
    Repayment ...........................     32
 Free Look Provision ....................     32
 Exchange Privilege .....................     32
SECTION VI: ADDITIONAL  INFORMATION  ....     34
 Directors and Principal Officers of
  NYLIAC ................................     34
 Federal Income Tax Considerations  .....     36
   Tax Status of NYLIAC and the Separate
    Account .............................     36
     Charges for Taxes ..................     36
     Diversification Standards and
      Control Issues ....................     36
     Life Insurance Status of Policy ....     37
     Modified Endowment Contract   Status     38
     Surrenders and Partial   Withdrawals     38
     Loans and Interest Deductions ......     39
     Corporate Alternative Minimum   Tax      39
     Exchanges or Assignments of
      Policies ..........................     40
     Other Tax Issues ...................     40
     Withholding ........................     40
 Reinstatement Option ...................     40
 Additional Benefits Available by Rider       41
  Adjustable Term Insurance Rider  ......     41
 Payment Options ........................     41
    Payees ..............................     41
    Proceeds at Interest Options
     (Options 1A and 1B) ................     42
    Life Income Option (Option 2) .......     42
 Beneficiary ............................     42
 Change of Ownership ....................     43
 Assignment .............................     43
 Limits on Our Rights to Challenge the
  Policy ................................     43
 Misstatement of Age or Sex .............     43
 Suicide ................................     43
 When We Pay Proceeds ...................     43
 Records and Reports ....................     44
 Sales and Other Agreements .............     44
 Legal Proceedings ......................     44
 Independent Accountants ................     45
 Experts ................................     45
APPENDIX A: ILLUSTRATIONS ...............    A-1
APPENDIX B: SURRENDER CHARGE PREMIUM
RATES PER THOUSAND ......................    B-1
FINANCIAL STATEMENTS ....................    F-1


   THE POLICY IS NOT AVAILABLE IN ALL JURISDICTIONS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NYLIAC DOES NOT AUTHORIZE ANY INFORMATION OR REPRESENTATIONS REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS OTHER THAN AS CONTAINED IN THIS PROSPECTUS OR ANY ATTACHED SUPPLEMENT THERETO OR IN ANY SUPPLEMENTAL SALES MATERIAL AUTHORIZED BY NYLIAC.

                                 SECTION I:

                             DEFINITION OF TERMS

ACCUMULATION UNITS: Accumulation Units are the accounting units used to calculate the value in the Investment Divisions. Net Premiums and transfers that are allocated to the Investment Divisions purchase Accumulation Units in those Investment Divisions.

ACCUMULATION VALUE: The dollar value of the sum of the Accumulation Units in all of the Investment Divisions.


ALLOCATION ALTERNATIVES: The 18 Investment Divisions of the Separate Account and the Fixed Account.


BENEFICIARY: The person(s) and/or entity(ies) named by the Policyowner to receive the Death Benefit after the Insured dies.


BUSINESS DAY: Generally, our Business Day is any day on which NYLIAC is open and the New York Stock Exchange is open for trading. We are closed on national business holidays, Martin Luther King Jr. Day, the Friday after Thanksgiving and Christmas Eve. Additionally, we may choose to close on the day immediately preceding or following a national business holiday or due to emergency conditions. Our Business Day ends at 4:00 p.m. Eastern Time or the closing of the New York Stock Exchange, if earlier. Policy transactions such as Loans, Premium payments, Face Amount changes, Partial Withdrawals, Surrenders and transfers of Cash Value among Allocation Alternatives are processed on Business Days.


CASH SURRENDER VALUE: An amount equal to the Cash Value less any surrender charges.


CASH VALUE: The sum of (a) the Accumulation Value, (b) the Fixed Account Value and (c) the Loan Account Value of the Policy.


CODE: The Internal Revenue Code of 1986, as amended.

DEATH BENEFIT: The amount payable to the named Beneficiary when the Insured dies. The Death Benefit is equal to the amount calculated under the applicable Life Insurance Benefit Option, plus any Death Benefit payable under a Policy rider, less any Policy Debt.

FACE AMOUNT: The initial face amount shown on page 2 of the Policy, plus or minus any changes made to the face amount, plus the face amount of any riders in effect.

FIXED ACCOUNT: The Allocation Alternative that pays interest at guaranteed fixed rates and is part of our General Account.

FIXED ACCOUNT VALUE: The dollar value of the sum of the Net Premiums and transfers allocated to the Fixed Account, plus interest credited, less amounts withdrawn, deductions and charges taken and/or amounts transferred from the Fixed Account.


FREE LOOK PERIOD: The period commencing on the Policy Delivery Date and ending 20 days later (10 days later in New York).

FUNDS (EACH, INDIVIDUALLY, A "FUND"): The MainStay VP Series Fund, Inc. ("MainStay VP Series Fund" and, formerly, "New York Life MFA Series Fund, Inc."), The Alger American Fund ("The Alger American Fund"), the Acacia Capital Corporation ("Acacia Fund"), the Fidelity Variable Insurance Products Fund and the Fidelity Variable Insurance Products Fund II (collectively, the "Fidelity Variable Insurance Products Funds" or the "Fidelity Funds"), the Janus Aspen Series and the Morgan Stanley Universal Funds, Inc. ("Morgan Stanley Fund").

GENERAL ACCOUNT: An account representing all of NYLIAC's assets, liabilities, capital and surplus, income, gains or losses that are not included in the Separate Account or any other NYLIAC separate account.

INSURED: The person whose life the Policy insures.


INVESTMENT DIVISIONS: The 18 divisions of the Separate Account that are available as Allocation Alternatives under the Policy.

ISSUE DATE: The date we issue the Policy, as shown on page 2 of the Policy.


LOAN ACCOUNT: The account that holds a portion of Cash Value for the purpose of securing Policy Debt. It is part of our General Account.


LOAN ACCOUNT VALUE: The dollar value of the amounts transferred to the Loan Account plus interest credited, less amounts transferred out of the Loan Account.


LIFE INSURANCE BENEFIT OPTION: Two Life Insurance Benefit Options are available under the Policy:


OPTION 1--Provides a life insurance benefit equal to the greater of (a) the Face Amount or (b) the Cash Value times the percentage in the appropriate Code Section 7702 table.

OPTION 2--Provides a life insurance benefit equal to the greater of (a) the Face Amount plus the Cash Value or (b) the Cash Value times the percentage in the appropriate Code Section 7702 table.

MAINSTAY VP SERIES FUND: MainStay VP Series Fund, Inc., a diversified, open-end management investment company registered under the Investment Company Act of 1940.


MINIMUM FACE AMOUNT:  $25,000.


MONTHLY DEDUCTION DAY: The date as of which the monthly contract charge, the cost of insurance charge and a rider charge for the cost of any additional riders are deducted from the Cash Value. The first Monthly Deduction Day will be the Policy Date, and subsequent Monthly Deduction Days will be on each monthly anniversary of the Policy Date.


NET PREMIUM: Premium paid less the sales expense, premium tax and federal tax charges.

NON-QUALIFIED POLICIES: Policies that do not qualify for special federal income tax treatment.

PARTIAL WITHDRAWAL: A withdrawal of a portion of the Cash Value by the Policyowner.

POLICY: The flexible premium corporate sponsored variable universal life insurance policy offered by NYLIAC that is described in this prospectus.

POLICY ANNIVERSARY:  The anniversary of the Policy Date.

POLICYOWNER: The person(s) and/or entity(ies) who own(s) the Policy and have
(has) all rights of ownership in the Policy while the Insured is living.


POLICY DATE: The date shown on page 2 of the Policy, which is the starting point for determining Policy Anniversaries, Policy Years and Monthly Deduction Days.


POLICY DEBT: The amount of any outstanding loans under the Policy, including accrued interest.

POLICY DELIVERY DATE: The date the Policy is signed for and received by the Policyowner, as indicated on the Policy delivery receipt.

POLICY YEAR: The twelve month period commencing with the Policy Date, and each twelve month period thereafter.


PORTFOLIOS: The available mutual fund Portfolios of the Funds. The MainStay VP Series Fund currently has eleven Portfolios available for investment by the Investment Divisions of the Separate Account: the MainStay VP Capital Appreciation, MainStay VP Cash Management, MainStay VP Convertible, MainStay VP Government, MainStay VP High Yield Corporate Bond, MainStay VP International Equity, MainStay VP Total Return, MainStay VP Value, MainStay VP Bond, MainStay VP Growth Equity and MainStay VP Indexed Equity Portfolios. The Alger American Fund has one Portfolio available to the Separate Account: the Alger American Small Capitalization Portfolio. The Acacia Fund has one Portfolio available to the Separate Account: the Calvert Responsibly Invested Balanced Portfolio ("Calvert Socially Responsible Portfolio"). The Fidelity Funds have two Portfolios available to the Separate Account: the Contrafund Portfolio of the Fidelity Variable Insurance Products Fund II ("Fidelity VIP Contrafund Portfolio") and the Equity-Income Portfolio of the Fidelity Variable Insurance Products Fund ("Fidelity VIP Equity-Income Portfolio"). The Janus Aspen Series has two Portfolios available to the Separate Account: the Balanced Portfolio ("Janus Aspen Balanced Portfolio") and the Worldwide Growth Portfolio ("Janus Aspen Worldwide Growth Portfolio"). The Morgan Stanley Fund has one Portfolio available to the Separate Account: the Emerging Markets Equity Portfolio of the Morgan Stanley Universal Funds, Inc. ("Morgan Stanley Emerging Markets Equity Portfolio").


PREMIUM:  A dollar amount contributed to the Policy.

PREMIUM REMITTANCE CENTER:

SEC:  The Securities and Exchange Commission.

SEPARATE ACCOUNT: NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I, a segregated asset account established by NYLIAC to receive and invest Premiums paid under Policies.

SERVICE OFFICE:  New York Life Insurance and Annuity Corporation
                 NYLIFE Distributors Inc.
                 Attention: Executive Benefits
                 920 Main Street, Suite 2100
                 Kansas City, MO 64105
                 Telephone: (816) 889-4000

SURRENDER: A surrender by the Policyowner of all rights under the Policy in exchange for the Policy's Cash Surrender Value, less any Policy Debt.

VALUATION PERIOD: The period, consisting of one or more days, from one Valuation Time to the next succeeding Valuation Time.

VALUATION TIME: The time of the close of the New York Stock Exchange (currently 4:00 p.m. New York time) on any day on which the New York Stock Exchange is open except the day after Thanksgiving and Christmas Eve.

WE OR US:  NYLIAC.

YOU:  The Policyowner.

                                 SECTION II:

             BASIC QUESTIONS AND ANSWERS ABOUT US AND OUR POLICY

   1. WHAT ARE NYLIAC AND NEW YORK LIFE?


   New York Life Insurance and Annuity Corporation ("NYLIAC") is a stock life insurance company incorporated in Delaware in 1980. NYLIAC is licensed to sell life, accident and health insurance and annuities in all states and the District of Columbia. NYLIAC is the issuer of the Policies and the depositor of the Separate Account. In addition to the Policies described in this prospectus, NYLIAC issues other life insurance policies and annuities and is the depositor for their respective separate accounts. NYLIAC's Financial Statements are included herein.


   NYLIAC is a wholly-owned subsidiary of New York Life Insurance Company ("New York Life"), a mutual insurance company founded in New York in 1845. New York Life had consolidated total assets amounting to $74.3 billion at the end of 1995, and is authorized to do business in all states, the District of Columbia and the Commonwealth of Puerto Rico. New York Life has invested in NYLIAC, and may, in order to maintain capital and surplus in accordance with state requirements, occasionally make additional contributions to NYLIAC.

   2. WHAT VARIABLE LIFE INSURANCE POLICY ARE WE OFFERING?

   In this prospectus we are offering a Flexible Premium Corporate Sponsored Variable Universal Life Insurance Policy. We issue the Policy to provide for a Death Benefit, Cash Surrender Value, loan privileges and flexible Premiums. It is called "flexible" because the Policyowner may select the timing and amount of Premiums and adjust the Death Benefit by increasing or decreasing the Face Amount (subject to certain restrictions). It is called "variable" because, unlike the fixed benefits of a traditional whole life policy, the Death Benefits may, and Cash Surrender Values will, vary up or down depending on the performance of the Investment Division(s) to which Cash Value has been allocated.

   The Policy is a legal contract between the Policyowner and NYLIAC. The entire contract consists of the Policy, the application for the Policy and any riders to the Policy.

   3. HOW IS THE POLICY AVAILABLE?


   The Policy is available as a Non-Qualified Policy. The minimum Face Amount of a Policy is $25,000. Increases are subject to our underwriting rules in effect at the time of the request. The Insured may not be older than age 85 as of the Policy Date or the date of any increase in Face Amount. Before issuing any Policy we will require satisfactory evidence of insurability. For certain eligible groups, the Policy may be issued based on guaranteed issue or simplified underwriting rules and procedures as defined by us.


   In Massachusetts and Montana, the Policy is issued only on a unisex basis, and we may issue on this basis in other states as well. For Policies issued on a unisex basis, any reference in this prospectus that makes a distinction based on the gender of the Insured shall be disregarded.

   4. WHAT IS THE CASH VALUE OF THE POLICY?

   The Cash Value is determined by the amount, frequency and timing of Premiums, the investment experience of the Investment Divisions chosen by the Policyowner, the interest earned on amounts in the Fixed Account and the Loan Account, and any Partial Withdrawals or charges imposed in connection with the Policy. The Policyowner bears the investment risk of any depreciation in value of the underlying assets of the Investment Divisions, but he or she also reaps the benefit of any appreciation in their value.

  5. WHAT ARE THE INVESTMENT DIVISIONS OF THE SEPARATE ACCOUNT?


   You may allocate Net Premiums to, or transfer amounts among, a total of nineteen Allocation Alternatives, the Fixed Account and eighteen Investment Divisions of the Separate Account--the MainStay VP Capital Appreciation Division, the MainStay VP Cash Management Division, the MainStay VP Convertible Division, the MainStay VP Government Division, the MainStay VP High Yield Corporate Bond Division, the MainStay VP International Equity Division, the MainStay VP Total Return Division, the MainStay VP Value Division, the MainStay VP Bond Division, the MainStay VP Growth Equity Division, the MainStay VP Indexed Equity Division, the Alger American Small Capitalization Division, the Calvert Socially Responsible Division, the Fidelity VIP Contrafund Division, the Fidelity VIP Equity-Income Division, the Janus Aspen Balanced Division, the Janus Aspen Worldwide Growth Division and the Morgan Stanley Emerging Markets Equity Division. Each Investment Division invests only in the shares of a corresponding Portfolio of the relevant Fund. Because amounts allocated to the Investment Divisions are invested in mutual funds, investment return and principal will fluctuate and your Accumulation Units may be worth more or less than their original cost when redeemed.


  6. HOW IS THE VALUE OF AN ACCUMULATION UNIT DETERMINED?

   The value of an Accumulation Unit on any Business Day is determined by multiplying the value of that unit on the immediately preceding Business Day by the net investment factor for the Valuation Period. The net investment factor used to calculate the value of an Accumulation Unit in any Investment Division for the Valuation Period is determined by dividing (a) by (b) and subtracting (c) from the result, where:

     (a) is the sum of:

        (1) the net asset value of a Portfolio share held in the Separate Account for that Investment Division determined at the end of the current Valuation Period, plus

        (2) the per share amount of any dividends or capital gain distributions made by the Portfolio for shares held in the Separate Account for that Investment Division if the ex-dividend date occurs during the Valuation Period.

     (b) is the net asset value of a Portfolio share held in the Separate Account for that Investment Division determined as of the end of the immediately preceding Valuation Period.

     (c) is a factor representing the mortality and expense risk charge. This factor accrues daily and is currently equal, on an annual basis, to .70% of the value of each Investment Division's assets (for Policy Years one through ten) or .30% of the value of each Investment Division's assets (for Policy Years eleven and later).

  7. WHAT IS THE FIXED ACCOUNT?

   In addition to the Investment Divisions, you may allocate or transfer amounts to the Fixed Account. Net Premiums applied to and any amounts transferred to the Fixed Account are credited with interest using a fixed interest rate that we will set in advance at least annually. This rate will never be less than 4% per year. Interest accrues daily and is credited on each Monthly Deduction Day. All Net Premiums applied to, or amounts transferred to, the Fixed Account receive the interest rate in effect at that time.

  8. DOES THE POLICY HAVE A CASH SURRENDER VALUE?


   The Policyowner may surrender the Policy at any time and receive its Cash Surrender Value less any Policy Debt. Partial Withdrawals are also allowed subject to certain restrictions. See "Section V: General Provisions of the Policy--Cash Value and Cash Surrender Value." The Cash Surrender Value of a Policy fluctuates with the investment performance of the Investment Divisions in which the Policy has Cash Value and the amounts held in the Fixed Account and the Loan Account. It may increase or decrease daily.


   For federal income tax purposes, the Policyowner usually is not taxed on increases in the Cash Surrender Value until he or she actually surrenders the Policy. However, in connection with certain Partial Withdrawals and loans on the Policy, the Policyowner may be taxed on all or a part of the amount distributed. See "Section V: General Provisions of the Policy--Cash Value and Cash Surrender Value" and "Section VI: Additional Information--Federal Income Tax Considerations."

  9. HOW LONG WILL THE POLICY REMAIN IN FORCE?

   The Policy does not automatically terminate for failure to pay planned Premiums. Payment of these Premiums, however, does not guarantee the Policy will remain in force. The Policy terminates only when the Cash Surrender Value less any Policy Debt is insufficient to pay the charges deducted on each Monthly Deduction Day or where there is an excess loan, and a late period expires without sufficient payment.

  10. IS THE AMOUNT OF THE DEATH BENEFIT GUARANTEED?

   As long as the Policy remains in force, the proceeds payable under the Policy will be based on the Life Insurance Benefit Option in effect on the date of death. Death Benefit proceeds will, however, be reduced by any outstanding Policy Debt, and/or increased by any additional Death Benefits added by rider.

  11. IS THE DEATH BENEFIT SUBJECT TO INCOME TAXES?

   A Death Benefit paid under our Policies may be fully excludable from the gross income of the Beneficiary for federal income tax purposes. See "Section
VI: Additional Information--Federal Income Tax Considerations."

  12. WHAT IS A MODIFIED ENDOWMENT CONTRACT?

   A modified endowment contract, as defined in the Code, is a life insurance policy under which the cumulative premiums paid during the first seven policy years exceed the cumulative premiums payable under a hypothetical policy providing for guaranteed benefits upon the payment of seven level annual premiums. Certain changes to a policy can subject it to retesting for a new seven-year period. If your Policy is determined to be a modified endowment contract, any distributions, including collateral assignments, loans and Partial Withdrawals, are taxable to the extent that such distributions represent income. In addition you may incur a penalty tax if you are not yet age 59 1/2 and no other exceptions, as set forth in the Code, are applicable.

  13. CAN THE POLICY BECOME A MODIFIED ENDOWMENT CONTRACT?

   Since the Policy permits flexible Premium payments, it may become a modified endowment contract. NYLIAC currently tests a Policy at issue to determine whether it will be classified as a modified endowment contract. This at-issue test examines the Policy for the first seven Policy Years, based on the Policy application and the first Premium requested, and based on the assumption that there are no increases in Premiums or decreases in benefits during the period. NYLIAC has also instituted procedures to monitor whether a Policy may become a modified endowment contract after issue. See "Section VI: Additional Information--Federal Income Tax Considerations--Modified Endowment Contract Status."

  14. WHAT ARE PLANNED PREMIUMS?

   The amount and interval of any planned Premiums are shown on page 2 of the Policy. A planned Premium does not have to be paid to keep the Policy in force if the Cash Surrender Value, less any Policy Debt, is sufficient to cover the charges made on the Monthly Deduction Day. The amount of any planned Premium may be increased or decreased subject to the limits we set. The frequency of Premiums may also be changed subject to our minimum Premium rules. Planned Premiums end on the Policy Anniversary on which the Insured is age 95.

  15. WHAT ARE UNPLANNED PREMIUMS?

   While the Insured is living, you may make unplanned Premium payments at any time prior to the Policy Anniversary on which the Insured is age 95. If an unplanned Premium would result in an increase in the Death Benefit greater than the increase in the Cash Value, we reserve the right to require proof of insurability before accepting that payment and applying it to the Policy. We also reserve the right to limit the number and amount of any unplanned Premiums. See "Section V: General Provisions of the Policy--Premiums."

  16. WHAT HAPPENS WHEN THE FIRST PREMIUM IS PAID?


   The first premium (and any other Premiums received on or before the last day of the Free Look Period) will be allocated to the General Account. Sales expense, premium tax and federal tax charges are deducted from Premiums on the Issue Date; however, deductions made on the Issue Date will be calculated as of the later of the Policy Date or the date they are received. Also, the monthly contract charge, cost of insurance charge and cost for any riders are deducted as of the Policy Date and as of each subsequent Monthly Deduction Day. The Net Premium less the monthly charges will remain in the General Account through the last day of the Free Look Period. Net Premiums less the monthly charges plus interest will then be allocated to the Investment Divisions or to the Fixed Account in accordance with the Policyowner's instructions.

  17. WHEN ARE SUBSEQUENT PREMIUMS PUT INTO THE FIXED ACCOUNT AND THE SEPARATE ACCOUNT?

   Upon receipt, Net Premiums will be applied to the Separate Account at the Accumulation Unit value determined at the end of the Valuation Period, and to the Fixed Account in accordance with your allocation election in effect at that time, and before any other charges that may be due are deducted.

  18. HOW ARE NET PREMIUMS ALLOCATED AMONG THE ALLOCATION ALTERNATIVES?

   You may maintain Accumulation Value in all 19 Allocation Alternatives. Moreover, you may raise or lower the percentages of the Net Premium (which must be in whole number percentages) allocated to each Allocation Alternative at any time.

  19. WHAT ARE THE CURRENT CHARGES AGAINST THE POLICY?

   Three charges are deducted from each Premium, whether planned or unplanned. A sales expenses charge of 2.25% is used to partially cover sales expenses. Deductions of 2% and 1.25% are also made for premium tax and federal tax charges, respectively.

   In addition, on each Monthly Deduction Day, the following deductions are made:

     (a) a monthly contract charge equal to $7.50 ($90.00 annually);

     (b) a monthly cost of insurance charge; and

     (c) the monthly cost for any riders attached to the Policy.


   A deduction may also be made for any temporary flat extras as set forth on page 2 of the Policy. A temporary flat extra is a charge per $1,000 of Face Amount made against the Cash Value for the amount of time specified on the Policy data page. It is designed to cover the risk of substandard mortality experience which is not permanent in nature.

   The Monthly Deduction Day for the Policy is shown on page 2 of the Policy. The first Monthly Deduction Day is the Policy Date. All monthly deductions are made from each of the Investment Divisions and the Fixed Account in proportion to the amount in each.

   Also, a mortality and expense risk charge is made on a daily basis against the assets of each Investment Division. For Policy Years one through ten, this charge is calculated at an effective annual rate of .70% of the value of each Investment Division's assets. For Policy Years eleven and later, the mortality and expense risk charge is calculated at an effective annual rate of .30% of the value of each Investment Division's assets. The mortality and expense risk charge may be changed at NYLIAC's option subject to a maximum annual effective rate of .90%.


   Currently, we are not making any charges for income taxes, but we may make charges in the future against the Separate Account for federal income taxes attributable to it.

   Additionally, upon a surrender or a requested decrease in Face Amount during the first nine Policy years, a surrender charge is assessed. Partial Withdrawals of Cash Value are subject to a charge equal to the lesser of $25 or 2% of the amount withdrawn.

   See "Section III: Charges Under the Policies" and "Section VI: Additional Information--Federal Income Tax Considerations."

  20. ARE LOANS AVAILABLE UNDER THE POLICY?

   Using the Policy as sole security, you can borrow any amount up to the loan value of the Policy. The loan value on any given date is equal to 90% of the Cash Surrender Value, less any Policy Debt.

  21. DO I HAVE A RIGHT TO CANCEL?


   The Policy contains a provision that permits you to cancel the Policy at any time during the Free Look Period and receive a refund. The Policy may be returned to our Service Office or to the registered representative who sold you the Policy. See "Section V: General Provisions of the Policy--Free Look Provision."


  22. CAN THE POLICY BE EXCHANGED?


   You have the right during the first 24 months following the Issue Date to exchange the Policy for a permanent plan of life insurance offered by us for this purpose. See "Section V: General Provisions of the Policy--Exchange Privilege."

                                 SECTION III:

                           CHARGES UNDER THE POLICY

   Certain charges are deducted to compensate for providing the insurance benefits under the Policy, for any riders, for administering the Policy, for assuming certain risks, and for incurring certain expenses in distributing the Policy.

DEDUCTIONS FROM PREMIUMS


   When we receive a Premium, whether planned or unplanned, we will deduct a sales expense charge, a premium tax charge and a federal tax charge.


   SALES EXPENSE CHARGE.

   The sales expense charge is 2.25% of any Premium. We reserve the right to increase this charge in the future, but it will never exceed 4.5% of Premiums. The amount of the sales expense charge in a Policy Year is not necessarily related to our actual sales expenses for that particular year. To the extent that sales expenses are not covered by the sales expense charge and the surrender charge, they will be recovered from NYLIAC surplus, including any amounts derived from the mortality and expense risk charge and the cost of insurance charge.

   PREMIUM TAX CHARGE.


   Various states and jurisdictions impose a tax on premiums received by insurance companies. Premium tax rates vary from state to state and currently range from 0.75% to 3.00%. We deduct 2% of each Premium to cover state premium taxes. Two percent represents the approximate average of the premium taxes assessed by the states, and will be assessed uniformly to all Policies. NYLIAC reserves the right to increase this charge consistent with changes in applicable law.


   FEDERAL TAX CHARGE.

   NYLIAC's federal tax obligations will increase based upon Premiums received under the Policies. We deduct 1.25% of each Premium to cover this federal tax charge. NYLIAC reserves the right to increase this charge consistent with changes in applicable law.

DEDUCTIONS FROM ACCUMULATION VALUE AND FIXED ACCOUNT VALUE

   On each Monthly Deduction Day, a monthly contract charge, a cost of insurance charge, and a rider charge for the cost of any additional riders are deducted from the Investment Divisions and the Fixed Account in proportion to the amount in each.

   MONTHLY CONTRACT CHARGE.

   There is a monthly charge currently equal to $7.50 ($90.00 annually) that compensates NYLIAC for costs incurred in providing certain administrative services including Premium collection, recordkeeping, processing claims and communicating with Policyowners. This charge is not designed to produce a profit. If the cost of providing these administrative services increases, we reserve the right to increase this charge, subject to a maximum of $9.00 monthly ($108.00 annually).

   COST OF INSURANCE CHARGE.

   A charge for the cost of insurance is deducted on each Monthly Deduction Day. Maximum cost of insurance rates are set forth on page 2.2 of your Policy and are based on the gender, smoker class, duration, underwriting class, and issue age of the Insured. The cost of insurance charge for any month will equal (1) multiplied by the result of (2) minus (3) where: (1) is the applicable cost of insurance rate
(2) is the number of thousands of Death Benefit as of the Monthly Deduction Day divided by 1.0032737, and (3) is the number of thousands of Cash Value as of the Monthly Deduction Day (before this cost of insurance charge, but after the monthly contract charge and any charges for riders and flat extras are deducted). In rated cases, an additional charge may be assessed as part of the cost of insurance charge. Charges for any flat extras and optional benefits added by rider will also be deducted on each Monthly Deduction Day.


DEDUCTIONS FROM THE SEPARATE ACCOUNT

   MORTALITY AND EXPENSE RISK CHARGE.

   We charge the Investment Divisions for the mortality and expense risks we assume. For Policy Years one through ten, we deduct a daily charge at an effective annual rate of .70% of the value of each Investment Division's assets. For Policy Years eleven and later, we deduct a daily charge at an effective annual rate of .30% of the value of each Investment Division's assets. The mortality and expense risk charge may be changed at NYLIAC's option, subject to a maximum of .90%.

   The mortality risk we assume is that the group of lives insured under our Policies may, on average, live for shorter periods of time than we estimated. The expense risk we assume is that our costs of issuing and administering Policies may be more than we estimated.

   If these charges are insufficient to cover actual costs and assumed risks, the loss will be deducted from the NYLIAC surplus. Conversely, if the charge proves more than sufficient, any excess will be added to the NYLIAC surplus.

   OTHER CHARGES FOR FEDERAL INCOME TAXES.

   We reserve the right to make a charge for Separate Account federal income tax liabilities, should the law change to require the taxation of separate accounts. See "Section VI: Additional Information--Federal Income Tax Considerations."

FUND CHARGES

   The Investment Divisions purchase shares of the relevant Funds at net asset value. The price reflects management fees, administration fees and other expenses that have already been deducted from the assets of the Funds. The Funds do not impose a sales charge. Fund charges incurred in 1995 are set forth in the following table.


                         MAINSTAY VP   MAINSTAY VP
                           CAPITAL        CASH      MAINSTAY VP  MAINSTAY VP
                         APPRECIATION  MANAGEMENT   CONVERTIBLE  GOVERNMENT
                        ------------  -----------  -----------  -----------
FUND ANNUAL EXPENSES
 AFTER REIMBURSEMENT
 (as a % of average
 net assets)
Management Fees .......      0.36%        0.25%        0.36%        0.30%
Administration Fees  ..      0.20%        0.20%        0.20%        0.20%
Other Expenses ........      0.17%        0.17%        0.17%        0.17%
Total Portfolio Annual
 Expenses .............      0.73%(a)     0.62%(a)     0.73%(b)     0.67%(a)


                    (RESTUBBED TABLE CONTINUED FROM ABOVE)


                         MAINSTAY VP
                         HIGH YIELD    MAINSTAY VP   MAINSTAY VP
                          CORPORATE   INTERNATIONAL     TOTAL     MAINSTAY VP  MAINSTAY VP
                            BOND         EQUITY        RETURN        VALUE        BOND
                        -----------  -------------  -----------  -----------  -----------
FUND ANNUAL EXPENSES
 AFTER REIMBURSEMENT
 (as a % of average
 net assets)
Management Fees .......     0.30%         0.60%         0.32%        0.36%        0.25%
Administration Fees  ..     0.20%         0.20%         0.20%        0.20%        0.20%
Other Expenses ........     0.17%         0.17%         0.17%        0.17%        0.17%
Total Portfolio Annual
 Expenses .............     0.67%(a)      0.97%(a)      0.69%(a)     0.73%(a)     0.62%(a)

                         MAINSTAY VP  MAINSTAY VP  ALGER AMERICAN    CALVERT
                           GROWTH       INDEXED        SMALL        SOCIALLY
                           EQUITY       EQUITY     CAPITALIZATION  RESPONSIBLE
                        -----------  -----------  --------------  -----------
FUND ANNUAL EXPENSES
 AFTER REIMBURSEMENT
 (as a % of average
 net assets)
Management Fees .......     0.25%        0.10%          0.85%         0.70%
Administration Fees  ..     0.20%        0.20%            --            --
Other Expenses ........     0.17%        0.17%          0.07%         0.13%
Total Portfolio Annual
 Expenses .............     0.62%(a)     0.47%(a)       0.92%         0.83%(c)

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                       FIDELITY VIP               JANUS ASPEN  MORGAN STANLEY
                         FIDELITY VIP    EQUITY-     JANUS ASPEN   WORLDWIDE      EMERGING
                          CONTRAFUND      INCOME      BALANCED      GROWTH     MARKETS EQUITY
                        ------------  ------------  -----------  -----------  --------------
FUND ANNUAL EXPENSES
 AFTER REIMBURSEMENT
 (as a % of average
 net assets)
Management Fees .......      0.61%         0.51%        0.82%(d)     0.68%(d)       0.85%
Administration Fees  ..        --            --           --           --           0.25%
Other Expenses ........      0.11%         0.10 %       0.55%        0.22%          0.65%(e)
Total Portfolio Annual
 Expenses .............      0.72%         0.61%        1.37%        0.90%          1.75%(e)

[FN]
------------
   (a) Commencing in May 1996, NYLIAC has agreed to pay certain other expenses which were previously charged to the MainStay VP Series Fund. These numbers reflect an expense reimbursement agreement effective through December 31, 1996 limiting "Other Expenses" to 0.17% annually for the MainStay VP Series Fund. Numbers for the MainStay VP High Yield Corporate Bond, MainStay VP International Equity and MainStay VP Value Portfolios have been annualized based on the period from May 1, 1995 (the date of inception) to December 31, 1995. In addition, NYLIAC has agreed to continue to limit "Other Expenses" to 0.17% annually for the MainStay VP High Yield Corporate Bond, MainStay VP International Equity and MainStay VP Value Portfolios until December 31, 1997. In the absence of the expense reimbursement arrangement and certain other expenses which will no longer be charged to the MainStay VP Series Fund, the total annual expenses for the year ended December 31, 1995 would have been 0.64%, 0.59%, 0.62%, 0.52%, 1.17%, 0.61%, 0.67%, 0.56%,
       0.56% and 0.42% for the MainStay VP Capital Appreciation, MainStay VP Cash Management, MainStay VP Government, MainStay VP High Yield Corporate Bond, MainStay VP International Equity, MainStay VP Total Return, MainStay VP Value, MainStay VP Bond, MainStay VP Growth Equity and MainStay VP Indexed Equity Portfolios, respectively.
   (b) "Other Expenses" for the MainStay VP Convertible Portfolio are estimated for 1995. NYLIAC has agreed to limit "Other Expenses" to 0.17% annually for this Portfolio until December 31, 1997. Absent such limitation, it is estimated that "Other Expenses" and "Total Portfolio Annual Expenses" would be .36% and .92%, respectively.
   (c) The "Advisory Fee" may be reduced or increased by up to 0.15% depending on the performance of the Calvert Socially Responsible Portfolio relative to the Lipper Balanced Funds Index. See "Acacia Capital Corporation" at page 19 and the prospectus to the Acacia Capital Corporation which is attached to this Prospectus. Calvert Asset Management Company, Inc. pays, at its own expense, NCM Capital Management Group, Inc. an annual fee equal to 0.25% of one-half of the average net assets of the Portfolio. "Other Expenses" reflects a fee of 0.02% paid pursuant to an expense offset arrangement between the Calvert Socially Responsible Portfolio and its custodian bank. Net "Total Portfolio Annual Expenses" are 0.81%.
   (d) Janus Capital Corporation ("JCC") has agreed to reduce the advisory fee for each Portfolio to the extent that such fee exceeds the effective rate of the Janus retail fund corresponding to such Portfolio. JCC may terminate this fee reduction at any time upon 90 days' notice to the Board of Trustees of the Janus Aspen Series. Absent such reductions, "Advisory Fees" and "Total Portfolio Annual Expenses" for the fiscal year ended December 31, 1995 would have been 1.00% and 1.55%, respectively, for the Janus Aspen Balanced Portfolio and 0.87% and 1.09%, respectively, for the Janus Aspen Worldwide Growth Portfolio.
   (e) "Other Expenses" for the Morgan Stanley Emerging Markets Equity Portfolio are estimated for the current fiscal year. Morgan Stanley Asset Management Inc. has agreed to a reduction in its management fees and to reimburse the Portfolio if such fees would cause the "Total Portfolio Annual Expenses" to exceed 1.75% of average daily net assets. Absent such reductions, it is estimated that "Advisory Fees" and "Total Portfolio Annual Expenses" would be 1.25% and 2.15%, respectively.

SURRENDER CHARGE


   During the first nine Policy Years, a surrender charge will be assessed on a complete surrender or a requested decrease in Face Amount. The surrender charge is based on the Policy Year in which the surrender or decrease in Face Amount is made and will be deducted from the Investment Divisions and the Fixed Account in proportion to the amount in each.

   For a surrender, the maximum surrender charge is calculated by multiplying the applicable percentage shown in the table below by the surrender charge premium, which appears on page 2.1 of your Policy. A table of surrender charge premium rates per thousand appears in Appendix B to this prospectus.


                    PERCENTAGE OF
                   SURRENDER CHARGE
POLICY YEAR            PREMIUM
---------------  ------------------
1-5 ............        32.5%
6 ..............        26.0%
7 ..............        19.5%
8 ..............        13.0%
9 ..............         6.5%
10+  ...........          0%


   A requested decrease in Face Amount will result in the imposition of a surrender charge equal to the difference between the surrender charge that would have been payable on a complete surrender prior to the decrease and the surrender charge that would be payable on a complete surrender after the decrease. Requested decreases and increases in Face Amount will cause a corresponding change in the amount of your surrender charge premium.

   In no event will the surrender charge exceed 50% of Premiums paid to date, less (i) any sales expense charges deducted from such Premium payments, less
(ii) any surrender charge previously deducted.

   During the first two Policy Years, the surrender charge is further limited to the sum of: (i) 30% of all Premium payments made during the first two Policy Years up to one SEC guideline annual premium, plus (ii) 10% of all Premium payments in the first two Policy Years in excess of one SEC guideline annual premium, but not more than two SEC guideline annual premiums, plus
(iii) 9% of all Premium payments in the first two Policy Years in excess of two SEC guideline annual premiums, less (iv) any sales expense charges deducted from such Premium payments, less (v) any surrender charge previously deducted. An SEC guideline annual premium is the level annual amount that would be payable in each Policy Year under certain assumptions defined by the SEC. These assumptions include cost of insurance charges based on the 1980 Commissioner's Standard Ordinary Mortality Tables, net investment earnings at an annual rate of 5%, and the guaranteed fees and charges associated with the Policy.

   The percentages specified above and/or the year in which the surrender charge is reduced may vary for individuals having a life expectancy of less than 20 years either at the time that a Policy is issued or the Face Amount is increased.

  HOW THE POLICY WORKS.


   This example is based on the illustration for the first Policy Year from page A-1, assuming a 6% hypothetical gross annual investment return and current charges:



 Planned Annual Premium                                                  $7,500.00
less:      Sales expense charge (2.25%) ..............................      168.75
           Premium tax charge (2%) ...................................      150.00
           Federal tax charge (1.25%) ................................       93.75
                                                                       -----------
equals:    Net Premium ...............................................   $7,087.50
less:      Monthly contract charge ($7.50 per month) .................       90.00
less:      Charges for cost of insurance (varies monthly)  ...........      566.25
                                                                       -----------
plus:      Net investment performance (varies monthly) ...............      302.23
equals:    Cash Value ................................................   $6,733.48
less:           Surrender charge (a percentage of surrender charge
           premium) ..................................................    1,023.75
                                                                       -----------
equals:    Cash Surrender Value ......................................   $5,709.73

                                 SECTION IV:

            THE SEPARATE ACCOUNT, THE FUNDS AND THE FIXED ACCOUNT

THE SEPARATE ACCOUNT


   The Separate Account was established under the laws of Delaware as of May 24, 1996, pursuant to resolutions of the NYLIAC Board of Directors. The Separate Account is registered as a unit investment trust with the SEC under the Investment Company Act of 1940 (the "1940 Act"), but such registration does not signify that the SEC supervises the management, or the investment practices or policies, of the Separate Account. The Separate Account meets the definition of "separate account" under the federal securities laws.


   Although the assets of the Separate Account belong to NYLIAC, they are held separately from the other assets of NYLIAC, and are not chargeable with liabilities incurred in any other business operations of NYLIAC (except to the extent that assets in the Separate Account exceed the reserves and other liabilities of that Account). The income, capital gains and capital losses incurred on the assets of the Separate Account are credited to, or are charged against, the assets of the Separate Account, without regard to the income, capital gains or capital losses arising out of any other business NYLIAC may conduct. NYLIAC may accumulate in the Separate Account the charge for mortality and expense risks, monthly charges assessed against the Policy and investment results applicable to those assets that are in excess of net assets supporting the Policies.


   The Separate Account currently has 18 Investment Divisions, each of which invests solely in a corresponding Portfolio of the relevant Fund. The Investment Divisions are: MainStay VP Capital Appreciation, MainStay VP Cash Management, MainStay VP Convertible, MainStay VP Government, MainStay VP High Yield Corporate Bond, MainStay VP International Equity, MainStay VP Total Return, MainStay VP Value, MainStay VP Bond, MainStay VP Growth Equity, MainStay VP Indexed Equity, Alger American Small Capitalization, Calvert Socially Responsible, Fidelity VIP Contrafund, Fidelity VIP Equity-Income, Janus Aspen Balanced, Janus Aspen Worldwide Growth and Morgan Stanley Emerging Markets Equity. Investment Divisions may, subject to any required regulatory approvals, be added or deleted at the discretion of NYLIAC.


YOUR VOTING RIGHTS.

   As explained previously, contributions allocated to the Investment Divisions are invested in shares of the corresponding Portfolios of the relevant Fund. Since we own the assets of the Separate Account, we are the legal owner of the shares and, as such, have the right to vote on certain matters. Among other things, we may vote:

   o to elect the Board of Directors of the Funds;

   o to ratify the selection of independent auditors for the Funds; and

   o on any other matters described in the Funds' current prospectuses or requiring a vote by shareholders under the 1940 Act.

   The Funds are not required to hold, and do not hold, annual shareholder meetings. Whenever a shareholder vote is taken, we will give Policyowners the opportunity to instruct us how to vote the number of shares attributable to their Policies. If we do not receive instructions in time from all Policyowners, we will vote the shares of a Portfolio for which no instructions have been received in the same proportion as we vote shares of that Portfolio for which we have received instructions.

   The Policyowner holds a voting interest in each Investment Division to which Cash Value is allocated. The number of votes which are available to a Policyowner will be calculated separately for each Investment Division and will be determined by dividing the Accumulation Value attributable to an Investment Division by the net asset value per share of the applicable Portfolios.

OUR RIGHTS.

   We reserve the right to take certain actions in connection with the operation of the Separate Account. These actions will be taken in accordance with applicable laws (including obtaining any required approval of the SEC). If necessary, we will seek approval by Policyowners.

   Specifically, we reserve the right to:

   o  substitute, add or remove any Investment Division;

   o  create new separate accounts;

   o  combine the Separate Account with one or more other separate accounts;

   o operate the Separate Account as a management investment company under the 1940 Act or in any other form permitted by law;

   o  deregister the Separate Account under the 1940 Act;

   o manage the Separate Account under the direction of a committee or discharge such committee at any time;

   o transfer the assets of the Separate Account to one or more other separate accounts; and


   o restrict or eliminate any of the voting rights of Policyowners or other persons who have voting rights as to the Separate Account.

MAINSTAY VP SERIES FUND, INC.

   The Separate Account currently invests in eleven Portfolios of the MainStay VP Series Fund, a "series" type of mutual fund established under the laws of Maryland.

   MacKay-Shields Financial Corporation ("MacKay-Shields") is the investment adviser to the MainStay VP Capital Appreciation, MainStay VP Cash Management, MainStay VP Convertible, MainStay VP Government, MainStay VP High Yield Corporate Bond, MainStay VP International Equity, MainStay VP Total Return and MainStay VP Value Portfolios. Monitor Capital Advisors, Inc. ("Monitor") is the investment adviser to the MainStay VP Indexed Equity Portfolio, and New York Life is the investment adviser to the MainStay VP Bond and MainStay VP Growth Equity Portfolios. MacKay-Shields, Monitor and New York Life provide investment advisory services to these Portfolios in accordance with the policies, programs and guidelines established by the Board of Directors of MainStay VP Series Fund. As compensation for such services, MainStay VP Series Fund pays MacKay-Shields a fee in the form of a daily charge at an annual rate of .36%, .25%, .36%, .30%, .30%, .60%, .32% and .36% of the
aggregate average daily net assets of the MainStay VP Capital Appreciation Portfolio, the MainStay VP Cash Management Portfolio, the MainStay VP Convertible, the MainStay VP Government Portfolio, the MainStay VP High Yield Corporate Bond Portfolio, the MainStay VP International Equity Portfolio, the MainStay VP Total Return Portfolio, and the MainStay VP Value Portfolio, respectively. MainStay VP Series Fund pays Monitor a fee in the form of a daily charge at an annual rate of .10% of the average daily net assets of the MainStay VP Indexed Equity Portfolio. MainStay VP Series Fund pays New York Life a fee in the form of a daily charge at an annual rate of .25% of the aggregate average daily net assets of each of the MainStay VP Bond and MainStay VP Growth Equity Portfolios. See the prospectus for the MainStay VP Series Fund which is attached to this Prospectus.

THE ALGER AMERICAN FUND

   The Separate Account currently invests in the Alger American Small Capitalization Portfolio of The Alger American Fund, a "series" type of mutual fund established under the laws of Massachusetts. Currently, the Alger American Small Capitalization Portfolio is the only Portfolio available through The Alger American Fund for investment by the Separate Account.

   Fred Alger Management, Inc. ("FAM") provides investment advisory services to the Alger American Small Capitalization Portfolio in accordance with the policies, programs and guidelines established by the Board of Trustees of The Alger American Fund. As compensation for such services, The Alger American Fund pays FAM a fee in the form of a daily charge at an annual rate of .85% of the average daily net assets of the Portfolio. See the prospectus for The Alger American Fund which is attached to this Prospectus.

ACACIA CAPITAL CORPORATION

   The Separate Account currently invests in the Calvert Socially Responsible Portfolio of Acacia Capital Corporation, a "series" type of mutual fund established under the laws of Maryland. Currently, the Calvert Socially Responsible Portfolio is the only Portfolio available through the Acacia Fund for investment by the Separate Account.

   Calvert Asset Management Company, Inc. ("CAM") provides investment advisory services to the Calvert Socially Responsible Portfolio in accordance with the policies, programs and guidelines established by the Board of Directors of the Acacia Fund. As compensation for such services, the Acacia Fund pays CAM a fee in the form of a daily charge at an annual rate of 0.70% of the first $500 million of the average daily net assets of the Calvert Socially Responsible Portfolio, 0.65% of the next $500 million of average daily net assets of the Portfolio, and 0.60% of the average daily net assets of the Portfolio in excess of $1 billion. This fee may be reduced or increased by up to 0.15%, depending on the performance of the Calvert Socially Responsible Portfolio relative to the Lipper Balanced Funds Index. See the prospectus for the Acacia Capital Corporation which is attached to this Prospectus.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND AND
FIDELITY VARIABLE INSURANCE PRODUCTS FUND II

   The Separate Account currently invests in the Fidelity VIP Contrafund and Fidelity VIP Equity-Income Portfolios of the Fidelity Variable Insurance Products Funds, both of which are "series" types of mutual funds established under the laws of Massachusetts. Currently, the Fidelity VIP Contrafund and Fidelity VIP Equity-Income Portfolios are the only Portfolios available through the Fidelity Funds for investment by the Separate Account.

   Fidelity Management and Research Company ("FMR") provides investment advisory services to the Fidelity VIP Contrafund and Fidelity VIP Equity-Income Portfolios in accordance with the policies, programs and guidelines established by the Boards of Trustees of the Fidelity Variable Insurance Products Funds. As compensation for such services, the Fidelity Funds pay

FMR a monthly fee in the form of a charge, calculated on a monthly basis by adding a group fee rate to an individual Portfolio fee rate, and multiplying the result by the Portfolios' average net assets. The group fee rate is based on the average net assets of all the mutual fund assets advised by FMR, and cannot rise above .52%. FMR pays, at its own expense, FMR U.K. and FMR Far East an annual fee equal to 50% of its management fee rate with respect to the Fidelity VIP Contrafund Portfolio's investments that each sub-advisor manages on a discretionary basis. See the prospectus for the Fidelity Variable Insurance Products Funds which is attached to this Prospectus.

JANUS ASPEN SERIES

   The Separate Account currently invests in the Janus Aspen Balanced and Janus Aspen Worldwide Growth Portfolios of the Janus Aspen Series, a "series" type of mutual fund established under the laws of Delaware. Currently, the Janus Aspen Balanced and Janus Aspen Worldwide Growth Portfolios are the only Portfolios available through the Janus Aspen Series for investment by the Separate Account.

   Janus Capital Corporation ("JCC") provides investment advisory services to the Janus Aspen Balanced and Janus Aspen Worldwide Growth Portfolios in accordance with the policies, programs and guidelines established by the Board of Trustees of the Janus Aspen Series. As compensation for such services, the Janus Aspen Series pays JCC a management fee in the form of a daily charge at an annual rate of 1.00% for the first $30 million of the average daily net assets of each Portfolio, .75% of the next $270 million of the average daily net assets of each Portfolio, .70% of the next $200 million of the average daily net assets of each Portfolio, and .65% of an amount over $500 million of the average daily net assets of each Portfolio. JCC has agreed to reduce the advisory fee for each Portfolio to the extent that such fee exceeds the effective rate of the Janus retail fund corresponding to such Portfolio. JCC may terminate this fee reduction at any time upon 90 days' notice to the Board of Trustees of the Janus Aspen Series. See the prospectus for the Janus Aspen Series which is attached to this Prospectus.

MORGAN STANLEY UNIVERSAL FUNDS, INC.

   The Separate Account currently invests in the Morgan Stanley Emerging Markets Equity Portfolio of the Morgan Stanley Universal Funds, Inc., a "series" type of mutual fund established under the laws of Maryland. Currently, the Morgan Stanley Emerging Markets Equity Portfolio is the only Portfolio available through the Morgan Stanley Fund for investment by the Separate Account.

   Morgan Stanley Asset Management Inc. ("MSAM") provides investment advisory services to the Morgan Stanley Emerging Markets Equity Portfolio in accordance with the policies, programs and guidelines established by the Board of Directors of the Morgan Stanley Fund. As compensation for such services, the Morgan Stanley Fund pays MSAM a quarterly management fee in the form of a daily charge at an annual rate of 1.25% for the first $500 million of the average daily net assets of the Portfolio, 1.20% of the next $500 million of the average daily net assets of the Portfolio, and 1.15% of the average daily net assets of the Portfolio in excess of $1 billion. MSAM has agreed to a reduction in their management fees and to reimburse the Portfolio if such fees would cause the total annual operating expenses of the Portfolio to exceed 1.75% of average daily net assets. See the prospectus for the Morgan Stanley Universal Funds, Inc. which is attached to this Prospectus.

THE PORTFOLIOS

   The assets of each Portfolio are separate from the others and each such Portfolio has different investment objectives and policies. As a result, each Portfolio operates as a separate investment fund and the investment performance of one Portfolio has no effect on the investment performance of any other Portfolio.

  THE MAINSTAY VP CAPITAL APPRECIATION PORTFOLIO

   The MainStay VP Capital Appreciation Portfolio seeks long-term growth of capital. It seeks to achieve its primary investment objective by maintaining a flexible approach towards investing in various types of companies as well as types of securities depending upon the economic environment and the relative attractiveness of the various securities markets. Generally, the Portfolio will seek to invest in securities issued by companies with investment characteristics such as participation in expanding markets, increasing unit sales volume, growth in revenues and earnings per share superior to that of the average common stocks comprising indices such as the Standard & Poor's 500 Composite Price Index ("S&P 500") and increasing return on investment. Dividend income, if any, is a consideration incidental to the Portfolio's objective of growth of capital.

  THE MAINSTAY VP CASH MANAGEMENT PORTFOLIO

   The MainStay VP Cash Management Portfolio seeks as high a level of current income as is consistent with preservation of capital and maintenance of liquidity. It invests primarily in short-term U.S. Government Securities, obligations of banks, commercial paper, short-term corporate obligations and obligations of U.S. and non-U.S. issuers denominated in U.S. dollars. An investment in the MainStay VP Cash Management Portfolio is neither insured nor guaranteed by the U.S. Government, and there can be no assurance that the Portfolio will be able to maintain a stable net asset value of $1.00 per share.

  THE MAINSTAY VP CONVERTIBLE PORTFOLIO

   The MainStay VP Convertible Portfolio seeks capital appreciation together with current income. The Portfolio will invest primarily in convertible securities consisting of bonds, debentures, corporate notes, preferred stocks or other securities which are convertible into common stocks. Certain of the Portfolio's investments have speculative characteristics, as further discussed in the MainStay VP Series Fund prospectus.

  THE MAINSTAY VP GOVERNMENT PORTFOLIO

   The MainStay VP Government Portfolio seeks a high level of current income, consistent with safety of principal. It will invest primarily in U.S. Government Securities which include U.S. Treasury obligations and obligations issued or guaranteed by the U.S. Government or its agencies or instrumentalities. The U.S. Government Securities purchased for this Portfolio, but not the shares of the Portfolio themselves, are issued or guaranteed by the U.S. Government or its agencies or instrumentalities.

  THE MAINSTAY VP HIGH YIELD CORPORATE BOND PORTFOLIO

   The MainStay VP High Yield Corporate Bond Portfolio seeks maximum current income through investment in a diversified portfolio of high yield, high risk debt securities. This Portfolio seeks to achieve its primary objective by investment in a diversified portfolio of high yield debt securities which are ordinarily in the lower rating categories of recognized rating agencies that is, rated Baa to B by Moody's Investors Services, Inc. ("Moody's") or BBB to B by Standard & Poor's ("S&P"). Securities rated lower than Baa by Moody's or BBB by S&P, or, if not rated, of equivalent quality, are sometimes referred to as "high yield" securities or "junk bonds." The potential for high yield is accompanied by higher risk. Certain of the Portfolio's investments have speculative characteristics, as further discussed in the MainStay VP Series Fund Prospectus. Capital appreciation is a secondary objective which will be sought only when consistent with this Portfolio's primary objective.

  THE MAINSTAY VP INTERNATIONAL EQUITY PORTFOLIO

   The MainStay VP International Equity Portfolio seeks long-term growth of capital by investing in a portfolio consisting primarily of non-U.S. equity securities. Current income is a secondary objective. In pursuing its investment objective, the Portfolio will seek to invest in securities that provide the potential for strong return but that do not, in MacKay-Shields' judgment, present undue or imprudent risk. The Portfolio pursues its objectives by investing its assets in a diversified portfolio of common stocks, preferred stocks, warrants and comparable equity securities. Foreign investing involves certain risks which are discussed in greater detail in the MainStay VP Series Fund prospectus.

  THE MAINSTAY VP TOTAL RETURN PORTFOLIO

   The MainStay VP Total Return Portfolio seeks to realize current income consistent with reasonable opportunity for future growth of capital and income. The Portfolio maintains a flexible approach by investing in a broad range of securities, which may be diversified by company, by industry and by type. The Portfolio may invest in common stocks, convertible securities, warrants and fixed-income securities, such as bonds, preferred stocks and other debt obligations, including money market instruments.

  THE MAINSTAY VP VALUE PORTFOLIO

   The MainStay VP Value Portfolio seeks maximum long-term total return from a combination of capital growth and income. It seeks to achieve this objective by following flexible investment policies emphasizing investment in common stocks which are, in the opinion of MacKay-Shields, undervalued at the time of purchase. This Portfolio will normally invest in dividend-paying common stocks that are listed on a national securities exchange or traded in the over-the-counter market, but may also invest in non-dividend paying stocks in accordance with MacKay-Shields' judgment.

  THE MAINSTAY VP BOND PORTFOLIO

   The MainStay VP Bond Portfolio seeks the highest income over the long-term consistent with preservation of principal. It will invest primarily in fixed-income debt securities of an investment grade, but may also invest in lower-rated securities, convertible debt, and preferred and convertible preferred stock.

  THE MAINSTAY VP GROWTH EQUITY PORTFOLIO

   The MainStay VP Growth Equity Portfolio seeks long-term growth of capital, with income as a secondary consideration. It will invest principally in common stock (and securities convertible into, or with rights to purchase, common stock ) of well-established, well-managed companies which appear to have better than average growth potential.

  THE MAINSTAY VP INDEXED EQUITY PORTFOLIO

   The MainStay VP Indexed Equity Portfolio seeks to provide investment results that correspond to the total return performance (reflecting reinvestment of dividends) of common stocks in the aggregate, as represented by the S&P 500. Using a full replication method, the Portfolio invests in all 500 stocks in the S&P 500 in the same proportion as their representation in the S&P 500. The S&P 500 is an unmanaged index considered representative of the U.S. stock market. The MainStay VP Indexed Equity Portfolio is neither sponsored by nor affiliated with the S&P 500.

  THE ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO

   The Alger American Small Capitalization Portfolio seeks long-term capital appreciation. Except during temporary defensive periods, the Portfolio invests at least 65% of its total assets in equity securities of companies that, at the time of purchase of the securities, have total market capitalization within the range of companies included in the Russell 2000 Growth Index, updated quarterly. The Russell 2000 Growth Index is designed to track the performance of small capitalization companies. The Portfolio may invest up to 35% of its total assets in equity securities of companies that, at the time of purchase, have total market capitalization outside the range of companies included in the Russell 2000 Growth Index and in excess of that amount (up to 100% of its assets) during temporary defensive periods.

  THE CALVERT SOCIALLY RESPONSIBLE PORTFOLIO

   The Calvert Socially Responsible Portfolio seeks to achieve a total return above the rate of inflation through an actively managed portfolio of common and preferred stocks, bonds and money market instruments which offer income and capital growth opportunity and that satisfy the social concern criteria established for this Portfolio.

  THE FIDELITY VIP CONTRAFUND PORTFOLIO

   The Fidelity VIP Contrafund Portfolio seeks long term capital appreciation. The Portfolio will normally invest in common stock or securities convertible into common stock of companies believed to be undervalued due to an overly pessimistic appraisal by the public. This Portfolio also has the flexibility to invest in any type of security that may produce capital appreciation.

  THE FIDELITY VIP EQUITY-INCOME PORTFOLIO

   The Fidelity VIP Equity-Income Portfolio seeks reasonable income by investing primarily in income producing equity securities. Its goal is to achieve a yield in excess of the composite yield of the S&P 500. At least 65% of this Portfolio will be invested in income producing common or preferred stock. The remainder will normally be invested in convertible and non-convertible debt obligations.

  THE JANUS ASPEN BALANCED PORTFOLIO

   The Janus Aspen Balanced Portfolio seeks long-term capital growth, consistent with preservation of capital and balanced by current income. It is a diversified Portfolio that, under normal circumstances, pursues its objective by investing 40 to 60% of its assets in securities selected primarily for their growth potential and 40 to 60% of its assets in securities selected primarily for their income potential. The Portfolio normally invests at least 25% of its assets in fixed-income senior securities, which include debt securities and preferred stock.

  THE JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO

   The Janus Aspen Worldwide Growth Portfolio seeks long-term growth of capital in a manner consistent with the preservation of capital. It invests in a diversified portfolio of common stocks of foreign and domestic issuers. The Portfolio has the flexibility to invest on a worldwide basis in companies and organizations of any size, regardless of country of organization or place of principal business activity. The Portfolio normally invests in issuers from at least five different countries, including the United States. The Portfolio may at times invest in fewer than five countries or even in a single country.

  THE MORGAN STANLEY EMERGING MARKETS EQUITY PORTFOLIO

   The Morgan Stanley Emerging Markets Equity Portfolio seeks long-term capital appreciation by investing primarily in common and preferred stocks, convertible securities, rights and warrants to purchase common stocks, sponsored and unsponsored ADR's and other equity securities of emerging market country issuers. Under normal circumstances, at least 65% of the Portfolio's total assets will be invested in emerging market countries in which the Portfolio's investment adviser believes the economies are developing strongly and in which the markets are becoming more sophisticated.

   Additional information concerning the Funds, investment objectives and policies of the Portfolios, the risks associated with such objectives and policies, investment advisory services and charges can be found in the current prospectuses for the Funds, each of which is attached to this prospectus. The prospectuses of the Funds should be read carefully before any decision is made concerning the allocation of Premiums to an Investment Division.

   The Funds' shares may also be available to certain separate accounts funding variable life insurance policies offered by NYLIAC. This is called "mixed funding." Shares of The Alger American Fund, the Acacia Fund, the Fidelity Funds, the Janus Aspen Series and the Morgan Stanley Fund may also be available to separate accounts of insurance companies unaffiliated with NYLIAC and, in certain instances, to qualified plans. This is called "shared funding." Although we do not anticipate any inherent difficulties arising from mixed and shared funding, it is theoretically possible that, due to differences in tax treatment or other considerations, the interests of owners of various contracts participating in the Funds might at some time be in conflict. The Board of Directors/Trustees of each Fund, each Fund's investment advisers, and NYLIAC are required to monitor events to identify any material conflicts that arise from the use of the Funds for mixed and shared funding. For more information about the risks of mixed and shared funding please refer to the relevant Fund prospectus.

   NYLIAC retains the right, subject to any applicable law, to make additions to, deletions from, or substitutions for, the Portfolio shares held by any Investment Division. NYLIAC reserves the right to eliminate the shares of any of the Portfolios and to substitute shares of another portfolio of the Funds, or of another registered open-end management investment company, if the shares of the Portfolios are no longer available for investment or, if in NYLIAC's judgment, investment in any Portfolio would become inappropriate in view of the purposes of the Separate Account. To the extent required by the 1940 Act, substitutions of shares attributable to a Policyowner's interest in an Investment Division will not be made until the Policyowner has been notified of the change.


THE FIXED ACCOUNT

   The Fixed Account is supported by the assets in the General Account. NYLIAC has sole discretion to invest the assets of the Fixed Account subject to applicable law. An interest in the

Fixed Account is not registered under the Securities Act of 1933, and the Fixed Account is not registered as an investment company under the 1940 Act. Accordingly, neither the Fixed Account nor any interests therein are generally subject to the provisions of these statutes, and NYLIAC has been advised that the staff of the SEC has not reviewed the disclosures in this prospectus relating to the Fixed Account. These disclosures regarding the Fixed Account may, however, be subject to certain applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

   INTEREST CREDITING.

   Any amounts in the Fixed Account are credited with interest using a fixed interest rate, which we declare periodically. We will set this rate in advance at least annually. This rate will never be less than 4% per year. Interest accrues daily and is credited on each Monthly Deduction Day. All Net Premiums applied to, and amounts transferred to, the Fixed Account receive the rate in effect at that time.

   TRANSFERS TO INVESTMENT DIVISIONS.

   In each Policy Year, you may make one transfer from the Fixed Account to the Investment Divisions, subject to the following three conditions:

   1. Maximum Transfer. An amount not greater than 10% of the Fixed Account Value at the beginning of the Policy Year may be transferred during that Policy Year. During the retirement year only, however, (the Policy Year following the Insured's 65th birthday, the date you indicate in the application or another date if we approve), the 10% maximum transfer limitation does not apply.

   2. Minimum Transfer. The minimum amount that may be transferred is $500, unless we agree otherwise.

   3. Minimum Remaining Value. The Fixed Account Value remaining after the transfer must be at least $500. If the remaining Fixed Account Value would be less than $500, that amount must be included in the transfer.

   Transfer requests must be in writing on a form approved by NYLIAC.

INVESTMENT RETURN

   The investment return of a Policy is based on:

   o the Accumulation Units held in each Investment Division for that Policy;

   o the investment experience of each Investment Division as measured by its actual net rate of return;

   o  the interest rate credited on amounts held in the Fixed Account; and

   o  the interest rate credited on amounts held in the Loan Account, if any.

   The investment experience of an Investment Division reflects increases or decreases in the net asset value of the shares of the underlying Portfolio, any dividend or capital gains distributions declared by the Funds, and any charges against the assets of the Investment Division. This investment experience is determined at the end of each Valuation Period.

                                  SECTION V:

                       GENERAL PROVISIONS OF THE POLICY

   This section of the prospectus describes the general provisions of the Policy, and is subject to the terms of the Policy. You may review a copy of the Policy upon request.

PREMIUMS

   While the Policy is in force, Premiums may be paid at any time while the Insured is living and before the Policy Anniversary on which the Insured is age 95. Subject to certain restrictions, Premiums can be paid at any interval and by any method we make available. Premiums should be sent to our Premium Remittance Center or to the address indicated for payment on the notice. The Policyowner selects a Premium schedule in the Application and this amount, along with the amount of the first Premium, is set forth on page 2 of the Policy. You may elect not to make a planned Premium payment at any time.

   You may also make other Premium payments that are not planned. If an unplanned Premium payment would result in an increase in the Death Benefit greater than the increase in the Cash Value, we reserve the right to require proof of insurability before accepting that payment and applying it to the Policy. We also reserve the right to limit the number and amount of any unplanned Premiums.

   There is no penalty if a planned Premium is not paid, since Premiums, other than the first Premium, are not specifically required. Paying planned Premiums, however, does not guarantee coverage for any period of time. Instead, the duration of the Policy depends upon the Policy's Cash Surrender Value, less any Policy Debt.

TERMINATION

   If, on a Monthly Deduction Day, the Cash Surrender Value less any Policy Debt is less than the amount of the charges to be deducted on the next Monthly Deduction Day, the Policy will go into default status and will continue for a late period of 62 days commencing with the current Monthly Deduction Day. If we do not receive a Premium sufficient to take your Policy out of default status before the end of the late period, the Policy will lapse and there will be no Cash Value or Death Benefit.

   NYLIAC will mail a notice to you at your last known address, and a copy to the last known assignee on our records, at least 31 days before the end of the late period. During the late period, the Policy remains in force. If the Insured dies during the late period, we will pay the Death Benefit. However, these proceeds will be reduced by the amount of any unpaid loan and the amount of the charges to be deducted on each Monthly Deduction Day from the beginning of the late period through the Policy month in which the Insured dies.

DEATH BENEFIT UNDER THE POLICY

   The Death Benefit is the amount payable to the named Beneficiary when the Insured dies. Upon receiving due proof of death at our Service Office, we will pay the Beneficiary the Death Benefit determined as of the date the Insured dies. All or part of the Death Benefit can be paid in cash or applied under one or more of our payment options described under "Section VI:
Additional Information--Payment Options."

   The amount of the Death Benefit is determined by whether you have chosen Life Insurance Benefit Option 1 or Life Insurance Benefit Option 2. See "Life Insurance Benefit Options" under Definition of Terms. Added to the amount determined by the selected Life

Insurance Benefit Option is the value of any additional benefits provided by rider. We pay interest on the Death Benefit from the date of death to the date the Death Benefit is paid or a payment option becomes effective. The interest rate equals the rate determined under the Interest Payment Option as described in "Section VI: Additional Information--Payment Options." We subtract any outstanding Policy Debt and any charges incurred but not yet deducted, and then credit the interest.

   Beginning on the Policy Anniversary on which the Insured is age 95, the Face Amount, as shown on page 2 of the Policy, will no longer apply. Instead, the life insurance benefit under the Policy will equal the Cash Value, less outstanding Policy Debt. Also, no further monthly deductions will be made for cost of insurance.

  SELECTION OF LIFE INSURANCE BENEFIT TABLE.


   Under either Life Insurance Benefit Option, the Death Benefit cannot be less than the Policy's Cash Value times a percentage determined from the appropriate Code Section 7702 table. The Policyowner may choose either the "Corridor" table or the "CVAT" table, which are described below, before the Policy is issued. The Death Benefit will vary depending on which table is selected. If the Policyowner does not choose a table, the Corridor table will be used. Once the Policy is issued, the Policyowner may not change to a different table.


   Under Code Section 7702, a Policy will be treated as life insurance for federal tax purposes if at all times it meets either (1) a "cash value accumulation" test or (2) both a "guideline premium" test and a "cash value corridor" test. The CVAT table is designed to meet the cash value accumulation test, while the Corridor table is designed to meet the cash value corridor test. A Policy using the Corridor table must also satisfy the "guideline premium" test of Code Section 7702. This test limits the amount of Premiums that may be paid into the Policy.

                                 CORRIDOR TABLE

 INSURED'S AGE                   INSURED'S AGE
    ON POLICY      % OF CASH       ON POLICY      % OF CASH
  ANNIVERSARY        VALUE        ANNIVERSARY       VALUE
---------------  ------------  ---------------  ------------
0-40                  250             61             128
41                    243             62             126
42                    236             63             124
43                    229             64             122
44                    222             65             120
45                    215             66             119
46                    209             67             118
47                    203             68             117
48                    197             69             116
49                    191             70             115
50                    185             71             113
51                    178             72             111
52                    171             73             109
53                    164             74             107
54                    157            75-90           105
55                    150             91             104
56                    146             92             103
57                    142             93             102
58                    138             94             101
59                    134          95 & Over         100
60                    130

                                  CVAT TABLE

 INSURED'S AGE
   ON POLICY               % OF
 ANNIVERSARY            CASH VALUE
-------------  --------------------------
                 MALE    FEMALE    UNISEX
               ------  --------  --------
      18         691      830       715
      19         671      803       694
      20         652      778       674
      21         634      753       654
      22         615      729       635
      23         597      705       616
      24         579      683       597
      25         564      661       579
      26         544      639       561
      27         527      618       543
      28         511      598       526
      29         494      579       509
      30         478      560       493
      31         463      541       477
      32         448      524       461
      33         433      507       446
      34         419      490       432
      35         405      474       417
      36         392      458       404
      37         380      443       391
      38         367      429       378
      39         356      415       366
      40         344      402       354
      41         333      389       343
      42         323      377       332
      43         313      365       322
      44         303      354       312
      45         294      343       303
      46         285      333       293
      47         276      323       285
      48         268      313       276
      49         260      303       268
      50         253      294       260
      51         245      286       252
      52         238      277       245
      53         231      269       238
      54         225      261       231
      55         219      254       225
      56         213      247       219

 INSURED'S AGE
   ON POLICY               % OF
 ANNIVERSARY            CASH VALUE
-------------  --------------------------
                 MALE    FEMALE    UNISEX
               ------  --------  --------
      57         207      240       213
      58         202      233       207
      59         196      226       202
      60         191      220       197
      61         187      214       192
      62         182      208       187
      63         178      202       182
      64         173      197       178
      65         169      191       174
      66         166      186       170
      67         162      182       166
      68         159      177       162
      69         155      172       159
      70         152      168       155
      71         149      164       152
      72         146      160       149
      73         143      156       146
      74         141      152       143
      75         138      149       141
      76         136      146       138
      77         134      143       136
      78         132      140       134
      79         130      137       132
      80         128      134       130
      81         126      132       128
      82         125      130       126
      83         123      127       124
      84         122      125       123
      85         120      123       121
      86         119      121       120
      87         118      119       118
      88         116      118       117
      89         115      116       115
      90         113      114       114
      91         112      112       112
      92         110      110       110
      93         107      108       108
      94         104      104       104
   95 & Over     100      100       100

  THE EFFECT OF INVESTMENT PERFORMANCE ON THE DEATH BENEFIT.

   Positive investment experience in the Investment Divisions may result in a Death Benefit that will be greater than the Face Amount, but negative investment experience will never result in a Death Benefit that will be less than the Face Amount, so long as the Policy remains in force.


   Example 1: The following example shows how the Death Benefit varies as a result of investment performance on a Policy, assuming that Life Insurance Benefit Option 1 and the Corridor Table have been selected, and assuming age at death is 45:


                                               POLICY A    POLICY B
                                             ----------  ----------
Face Amount ................................   $100,000    $100,000
Cash Value on Date of Death ................   $  50,000   $  40,000
Code Section 7702 Life Insurance Percentage
 on Date of Death ..........................     215%        215%

The Death Benefit will equal the greater of the $100,000 Face Amount or the Cash Value times the Code Section 7702 Life Insurance Percentage. For Policy A, the Death Benefit will equal $107,500. For Policy B, the Death Benefit will equal the $100,000 Face Amount.


   Example 2: The following example shows how the Death Benefit varies as a result of investment performance on a Policy, assuming that Life Insurance Benefit Option 1 and the CVAT Table have been selected and that the Policyowner is a male, and assuming age at death is 45:



                                              POLICY A    POLICY B
                                            ----------  ----------
Face Amount ...............................   $100,000    $100,000
Cash Value on Date of Death ...............   $  50,000   $  30,000
Code Section 7702 Life Insurance
 Percentage
 on Date of Death .........................     294%        294%



The Death Benefit will equal the greater of the $100,000 Face Amount or the Cash Value times the Code Section 7702 Life Insurance Percentage. For Policy A, the Death Benefit will equal $147,000. For Policy B, the Death Benefit will equal the $100,000 Face Amount.


  FACE AMOUNT CHANGES.

   You can apply in writing to have the Face Amount of your Policy increased. In addition, on or after the first Policy Anniversary, you can apply in writing to have the Face Amount of your Policy decreased. Face Amount changes may be made while the Insured is living, but only if your Policy will continue to qualify as life insurance under Code Section 7702 after the change is made. Requested decreases and increases in Face Amount will cause a corresponding change in the amount of your surrender charge premium.

   The amount of an increase in Face Amount is subject to NYLIAC's maximum retention limits. Evidence of insurability which is satisfactory to us is required for an increase. If this evidence results in a change of underwriting class, a new Policy will be issued for the amount of the increase. We reserve the right to limit increases. Any increase will take effect on the Monthly Deduction Day on or after the Business Day we approve your request for the increase. An increase in Face Amount may increase the cost of insurance charge.

   Decreases in coverage may be requested. The Face Amount will be reduced and the appropriate surrender charge will be deducted from the Cash Value. See "Section III: Charges Under the Policy--Surrender Charge." A decrease in Face Amount is effective on the Monthly Deduction Day on or after the Business Day we receive your request for the decrease. The Face Amount may not be decreased to less than $25,000.

  LIFE INSURANCE BENEFIT OPTION CHANGES.

   On or after the first Policy Anniversary, you can change the Life Insurance Benefit Option of the Policy. Any change of Option will take effect on the Monthly Deduction Day on or after the Business Day we approve your signed request. If you change from Option 1 to Option 2, the Face Amount of the Policy will be decreased by the Cash Value. No surrender charge will apply to this automatic decrease in Face Amount. If you change from Option 2 to Option 1, the Face Amount of the Policy will be increased by the Cash Value. The surrender charge premium will not be affected by changes in the Life Insurance Benefit Option. See "Section III: Charges Under the Policy--Surrender Charge."

CASH VALUE AND CASH SURRENDER VALUE

  CASH VALUE.

   The Cash Value of the Policy is the sum of the Accumulation Value in the Separate Account, the Fixed Account Value and the Loan Account Value. Initially, the Cash Value equals the Net Premium paid under the Policy. This amount is allocated among the Fixed Account and the Investment Divisions according to the allocation percentages requested in the Application, or as subsequently changed by the Policyowner. A portion of your Cash Value is allocated to the Loan Account if you take a loan under your Policy. See "Section V: General Provisions of the Policy--Loans." The Cash Value also reflects various charges. See "Section III: Charges Under the Policy."

  CASH SURRENDER VALUE.


   The Policy may be surrendered for its Cash Surrender Value, less any Policy Debt, at any time before the Insured dies. Unless a later effective date is selected, the surrender is effective on the Business Day we receive the Policy and a signed surrender request in proper form at our Service Office. The Cash Surrender Value is the Cash Value, less any surrender charges.


TRANSFERS

   All or part of the Cash Value may be transferred among Investment Divisions or from an Investment Division to the Fixed Account. Transfers may also be made from the Fixed Account to the Investment Divisions in certain situations. See "Section IV: The Separate Account, the Funds and the Fixed Account--The Fixed Account."

   The minimum amount that may be transferred from one Investment Division to another Investment Division or to the Fixed Account, is the lesser of (i) $500 or (ii) the value of the Accumulation Units in the Investment Division from which the transfer is being made. If, after the transfer, the value of the remaining Accumulation Units in an Investment Division or the Fixed Account Value would be less than $500, that amount will be included in the transfer. There is no charge for the first twelve transfers in any one Policy Year. NYLIAC reserves the right to charge $30 for each transfer in excess of twelve per year. This charge will be applied on a pro-rata basis to the Allocation Alternatives to which the transfer is being made.

   Transfer requests must be made in writing on a form approved by NYLIAC. Transfers to or from Investment Divisions will be made based on the Accumulation Unit values on the Business Day on which NYLIAC receives the transfer request.

PARTIAL WITHDRAWALS


   The owner of a Policy may make a Partial Withdrawal of the Policy's Cash Value, at any time while the Insured is living. The minimum Partial Withdrawal is $500, and at least $500 of Cash Surrender Value, plus any Policy Debt, must remain following the withdrawal. The Partial Withdrawal will be made from the Fixed Account and the Investment Divisions in proportion to the amount in each, or only from the Investment Divisions in an amount or ratio that you tell us. There will be a processing charge equal to the lesser of $25 or 2% of the amount withdrawn applied to any Partial Withdrawal. This fee will be deducted from the remaining balance of the Fixed Account and/or Investment Divisions based on the withdrawal allocation or, if the fee amount exceeds the remaining balance, it will be deducted from the Fixed Account and/or Investment Divisions in proportion to the amount in each.


   A Partial Withdrawal will be prohibited if it would cause the Face Amount to drop below $25,000. If Life Insurance Benefit Option 1 is in effect, the Face Amount will be reduced by the amount of the Partial Withdrawal. If Life Insurance Benefit Option 2 is in effect, the Face Amount will not be changed by the amount of the Partial Withdrawal. A Partial Withdrawal will not be permitted during the first Policy Year if Life Insurance Benefit Option 1 is in effect.

LOANS

   Using the Policy as sole security, you can borrow up to the loan value of the Policy. The loan value on any given date is equal to 90% of the Cash Surrender Value, less any Policy Debt.

  LOAN ACCOUNT.

   The Loan Account secures Policy Debt and is part of our General Account. When a loan is requested, an amount is transferred to the Loan Account from the Investment Divisions and the Fixed Account (on a pro-rata basis unless you request otherwise) equal to: (1) the requested loan amount; plus (2) any Policy Debt; plus (3) the interest to the next Policy Anniversary on the requested loan amount and on any Policy Debt; minus (4) the amount in the Loan Account. On each Policy Anniversary, the Loan Account will be increased by an amount equal to the loan interest to the next Policy Anniversary on any Policy Debt. The effective date of the loan is the Business Day we make payment.

   The Loan Account Value will never be less than (a) plus (b) minus (c), where (a) is the amount in the Loan Account on the prior Policy Anniversary,
(b) is the amount of any loan taken since the prior Policy Anniversary and
(c) is any loan amount repaid since the prior Policy Anniversary. On each Policy Anniversary, if the amount in the Loan Account exceeds the amount of any outstanding loans plus interest to the next Policy Anniversary, the excess will be transferred from the Loan Account to the Investment Divisions and to the Fixed Account. Amounts transferred will first be transferred to the Fixed Account up to an amount equal to the total amounts transferred from the Fixed Account to the Loan Account. Any subsequent amounts transferred will be allocated according to your Premium allocation in effect at the time of transfer unless you tell us otherwise.

   The Loan Account Value earns interest at a rate of not less than the greater of 4% per year and the effective annual loan interest rate less 2%. Interest accrues daily and is credited on each Monthly Deduction Day.

  LOAN INTEREST.

   Unless we set a lower rate for any period, the effective annual loan interest rate is 6%, payable in arrears. Loan interest accrues each day and is compounded annually. Loan interest not paid as of the Policy Anniversary becomes part of the loan. An amount may need to be transferred to the Loan Account to cover this increased loan amount.

   On the date of death, the date the Policy ends, the date of a loan repayment, or on any other date we specify, we will make any adjustment in the loan that is required to reflect any interest paid for any period beyond that date.

   If we have set a rate lower than 6% per year, any subsequent increase in the interest rate shall be subject to the following conditions:

   (1) The effective date of any increase in the interest rate for loans shall not be earlier than one year after the effective date of the establishment of the previous rate.

   (2) The amount by which the interest rate may be increased shall not exceed one percent per year, but the interest shall in no event ever exceed 6%.

   (3) We will give notice of the interest rate in effect when a loan is made and when sending notice of loan interest due.

   (4) If a loan is outstanding 40 days or more before the effective date of an increase in the interest rate, we will notify you of that increase at least 30 days prior to the effective date of the increase.

   (5) We will give notice of any increase in the interest rate when a loan is made during the 40 days before the effective date of the increase.

  REPAYMENT.

   All or part of an unpaid loan can be repaid before the Insured's death or before the Policy is surrendered. Excess amounts in the Loan Account (resulting from either loan repayments or interest accrued) will be transferred in accordance with the procedures set forth in "Loan Account" above.

   If a loan is outstanding when the life insurance or surrender proceeds become payable, we will deduct the amount of any Policy Debt from these proceeds. In addition, if an unpaid loan exceeds the Cash Surrender Value of the Policy, we will mail a notice to you at your last known address, and a copy to the last known assignee on our records. All insurance will end 31 days after the date on which we mail that notice to you if the excess of the unpaid loan over the Cash Surrender Value is not paid within that 31 days.

FREE LOOK PROVISION


   The Policy contains a provision that permits cancellation by returning it to our Service Office, or to the registered representative through whom it was purchased, at any time during the Free Look Period. The Policyowner will then receive from us the greater of the Policy's Cash Value as of the date the Policy is returned or the Premiums paid, less loans and Partial Withdrawals.


EXCHANGE PRIVILEGE


   At any time within 24 months of the Issue Date, the Policyowner may exchange the Policy for a policy on a permanent plan of life insurance on the Insured which we are offering for this purpose. NYLIAC will not require evidence of insurability. Upon an exchange of a Policy, all riders and benefits will end unless we agree otherwise or unless required under state law. The replacement policy will have the same Policy Date, issue age, risk classification, and initial Face Amount as the original Policy, but will not offer variable investment options such as the Investment Divisions.

   In order to exchange the Policy, we will require: (a) that the Policy be in effect on the date of exchange; (b) repayment of any Policy Debt; and (c) an adjustment, if any, for differences in premiums and cash values under the Policy and the new policy. The date of exchange will be the later of: (a) the Business Day you send us the Policy along with a signed request; or (b) the Business Day we receive at our Service Office, or such other location that we indicate to you in writing, the necessary payment for the exchange, if any.

                                 SECTION VI:

                            ADDITIONAL INFORMATION

DIRECTORS AND PRINCIPAL OFFICERS OF NYLIAC

DIRECTORS:                        POSITIONS DURING LAST FIVE YEARS:

Seymour Sternberg ......         President and Chief Operating Officer of New
                                 York Life from October 1995 to date; Vice
                                 Chairman and President Elect from February
                                 1995 to October 1995; Executive Vice
                                 President prior thereto. President of NYLIAC from November 1995 to date.


Jay S. Calhoun, III ....         Vice President and Treasurer of New York
                                 Life from November 1992 to date; Vice
                                 President and Associate Treasurer from March
                                 1992 to November 1992; Corporate Vice
                                 President prior thereto. Vice President and Treasurer of NYLIAC from January 1993 to date.

Richard M. Kernan, Jr. .         Executive Vice President and Chief
                                 Investment Officer of New York Life from
                                 March 1991 to date.


Robert D. Rock .........         Senior Vice President in charge of the
                                 Individual Annuity Department of New York
                                 Life from March 1992 to date; Vice President in charge of the Individual Annuity
                                 Department from November 1991 to March 1992;
                                 Vice President prior thereto. Senior Vice
                                 President of NYLIAC from April 1992 to date;
                                 Vice President prior thereto.


Frederick J. Sievert ...         Vice Chairman and Executive Vice President
                                 of New York Life from January 1997 to date;
                                 Executive Vice President from February 1995 to December 1996; Senior Vice President and
                                 Chief Financial Officer--Individual
                                 Operations prior thereto. Executive Vice
                                 President of NYLIAC from November 1995 to date; Senior Vice President from June 1992 to November 1995.

Stephen N. Steinig .....         Senior Vice President and Chief Actuary of
                                 New York Life from February 1994 to date;
                                 Chief Actuary and Controller prior thereto.
                                 Senior Vice President and Chief Actuary of
                                 NYLIAC from May 1991 to date.


OFFICERS:


Patrick G. Colloton ....         Vice President of New York Life from April
                                 1996 to date. Vice President of NYLIAC from November 1996 to date. Senior Vice
                                 President, Individual Strategic Business
                                 Unit, Business Men's Assurance Company,
                                 prior thereto.

Michael Gallo ..........         Senior Vice President in charge of the
                                 Individual Life Department of New York Life from July 1995 to date; Senior Vice
                                 President--Northeastern Agencies from
                                 February 1994 to July 1995; Vice President prior thereto. Senior Vice President of NYLIAC from August 1995 to date.

Solomon Goldfinger .....         Senior Vice President in charge of Financial
                                 Management of New York Life from July 1995 to date; Senior Vice President in charge of the Individual Life Department from March
                                 1992 to July 1995; Vice President and
                                 Actuary in charge of the Individual Life
                                 Department prior thereto. Senior Vice
                                 President of NYLIAC from April 1992 to date;
                                 Vice President from February 1992 to April
                                 1992; Vice President and Actuary prior
                                 thereto.


Maryann L. Ingenito ....         Vice President of New York Life from April
                                 1990 to date. Vice President and Controller
                                 (Principal Accounting Officer) of NYLIAC from December 1994 to date; Vice President and Assistant Controller prior thereto.


Lawrence R. Stoehr .....         Vice President of New York Life from March
                                 1993 to date; Corporate Vice President prior thereto. Vice President of NYLIAC from July
                                 1994 to date; Corporate Vice President prior thereto.

FEDERAL INCOME TAX CONSIDERATIONS

   THE DISCUSSION CONTAINED HEREIN IS GENERAL IN NATURE, IS NOT AN EXHAUSTIVE DISCUSSION OF ALL TAX QUESTIONS THAT MIGHT ARISE UNDER THE POLICIES, AND IS NOT INTENDED AS TAX ADVICE. NO ATTEMPT IS MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS AND NO REPRESENTATION IS MADE AS TO THE LIKELIHOOD OF CONTINUATION OF CURRENT FEDERAL INCOME TAX LAWS AND TREASURY REGULATIONS OR OF CURRENT INTERPRETATIONS OF THE INTERNAL REVENUE SERVICE.

   WHILE NYLIAC RESERVES THE RIGHT TO MAKE CHANGES IN THE POLICY TO ASSURE THAT IT CONTINUES TO QUALIFY AS LIFE INSURANCE FOR TAX PURPOSES, NYLIAC CANNOT MAKE ANY GUARANTEE REGARDING THE FUTURE TAX TREATMENT OF ANY POLICY. FOR COMPLETE INFORMATION ON THE IMPACT OF CHANGES WITH RESPECT TO THE POLICY AND FEDERAL AND STATE CONSIDERATIONS, A QUALIFIED TAX ADVISOR SHOULD BE CONSULTED.

   The ultimate effect of federal income taxes on values under the Policy and on the economic benefit to the Policyowner or Beneficiary depends upon NYLIAC's tax status, upon the terms of the Policy and upon the tax status of the individual concerned.

 TAX STATUS OF NYLIAC AND THE SEPARATE ACCOUNT.

   NYLIAC is taxed as a life insurance company under Subchapter L of the Code. The Separate Account is not a separate taxable entity from NYLIAC and its operations are taken into account by NYLIAC in determining its income tax liability. All investment income and realized net capital gains on the assets of the Separate Account are reinvested and taken into account in determining Policy Cash Values and are automatically applied to increase the book reserves associated with the Policies. Under existing federal income tax law, neither the investment income nor any net capital gains of the Separate Account are taxed to NYLIAC to the extent those items are applied to increase reserves associated with the Policies.

                              CHARGES FOR TAXES.

   NYLIAC imposes a Federal Tax Charge equal to 1.25% of Premiums received under the Policy to compensate NYLIAC for the federal income tax liability it incurs under Code Section 848 by reason of its receipt of Premiums under the Policy. NYLIAC believes that this charge is reasonable in relation to the increased tax burden it incurs as a result of Section 848. No other charge is currently made to the Separate Account for federal income taxes of NYLIAC that may be attributable to the Separate Account. Periodically, NYLIAC reviews the appropriateness of charges to the Separate Account for NYLIAC's federal income taxes, and in the future, a charge may be made for federal income taxes incurred by NYLIAC that are attributable to the Separate Account. In addition, depending on the method of calculating interest on Policy Values allocated to the Fixed Account (see preceding section), a charge may also be imposed for the Policy's share of NYLIAC's federal income taxes attributable to the Fixed Account.

                DIVERSIFICATION STANDARDS AND CONTROL ISSUES.

   In addition to other requirements imposed by the Code, a Policy will qualify as life insurance under the Code only if the diversification requirements of Code Section 817(h) are satisfied by the Separate Account. To assure that each Policy continues to qualify as life insurance for federal income tax purposes, NYLIAC intends to comply with Code
Section 817(h) and the Regulations thereunder for each Portfolio. To satisfy these diversification standards, the Regulations generally require that on the last day of each quarter of a calendar year: no more than 55% of the value of a Separate Account's assets can be represented by any one investment; no more than 70% can be represented by any two investments; no more than 80% can be represented by any three investments; and no more than 90% can be represented by any four investments. For purposes of these rules, all securities of the same issuer generally are treated as a single investment, but each government agency or instrumentality is treated as a separate issuer. In addition a "look-through" rule applies to treat a pro-rata portion of each asset of each Portfolio as an asset of the Separate Account.

   The general diversification requirements of Code Section 817(h) are modified with regard to assets of the Separate Account that are direct obligations of the United States Treasury. Even if a separate account invests only in United States Treasury Securities it will be treated as adequately diversified under Code Section 817(h). In addition, for purposes of determining whether its holdings of assets other than United States Treasury Securities are adequately diversified, the generally applicable percentage limitations are increased based on the value of a separate account's investment in United States Treasury Securities. Notwithstanding this modification of the general diversification requirements, however, the investments of the Portfolios will be structured to comply with the general diversification standards because they serve as investment vehicles for certain variable annuity contracts that must comply with the general standards.

   In connection with its issuance of temporary regulations under Code
Section 817(h) in 1986, the Treasury Department announced that such temporary regulations did not provide guidance concerning the extent to which Policyowners could be permitted to direct their investments to particular divisions of a separate account and that guidance on this issue would be forthcoming. Regulations addressing this issue have not yet been issued or proposed, and it is not clear, at this time, whether such regulations will ever be issued or what such regulations might provide. If such regulations were to be issued in the future, it is possible that the Policy might need to be modified to comply with such regulations. For these reasons, NYLIAC reserves the right to modify the Policy, as necessary, to prevent the Policyowner from being considered the owner of the assets of the Separate Account.

                       LIFE INSURANCE STATUS OF POLICY.

   NYLIAC believes that the Policy meets the statutory definition of life insurance under Code Section 7702 and that the Policyowner and Beneficiary of any Policy will receive the same federal income tax treatment as that accorded to owners and beneficiaries of fixed benefit life insurance policies. Specifically, the Death Benefit under the Policy will be excludable from the gross income of the Beneficiary subject to the terms and conditions of Code Section 101(a)(1). (Death benefits under a "modified endowment contract" as discussed below are treated in the same manner as death benefits under life insurance contracts that are not so classified.)

   In addition, unless the Policy is a "modified endowment contract," in which case the receipt of any loan under the Policy may result in recognition of income to the Policyowner, the Policyowner will not be deemed to be in constructive receipt of the Cash Values, including increments thereon, under the Policy until proceeds of the Policy are received upon a surrender of the Policy or a Partial Withdrawal.

                     MODIFIED ENDOWMENT CONTRACT STATUS.

   A Policy will be a modified endowment contract if it satisfies the definition of life insurance contained in the Internal Revenue Code, but it either fails the additional "7-pay test" set forth in Code Section 7702A or was received in exchange for a modified endowment contract. A Policy will fail the 7-pay test if the accumulated amount paid under the contract at any time during the first seven contract years exceeds the total premiums that would have been payable under a policy providing for guaranteed benefits upon the payment of seven level annual premiums. A Policy received in exchange for a modified endowment contract will be taxed as a modified endowment contract even if it would otherwise satisfy the 7-pay test.

   While the 7-pay test is generally applied as of the time the policy is issued, certain changes in the contractual terms of a Policy will require a Policy to be retested to determine whether the change has caused the Policy to become a modified endowment contract. For example, a reduction in death benefits during the first seven contract years will cause the Policy to be retested as if it had originally been issued with the reduced death benefit.

   In addition, if a "material change" occurs at any time while the Policy is in force, a new 7-pay test period will start and the Policy will need to be retested to determine whether it continues to meet the 7-pay test. The term "material change" generally includes increases in death benefits, but does not include an increase in death benefits attributable to the payment of premiums necessary to fund the lowest level of death benefits payable during the first seven contract years, or which is attributable to the crediting of interest with respect to such premiums.

   Because the Policy provides for flexible Premiums, NYLIAC has instituted procedures to monitor whether increases in the Death Benefit or additional Premiums either cause the start of a new seven-year test period or cause the Policy to be a modified endowment contract. All additional Premiums will be considered in these determinations.

   If you pay a Premium that exceeds the 7-pay limit, we will notify you and give you the opportunity to prevent your Policy from becoming a modified endowment contract by requesting that the excess Premium be returned to you. If your Policy becomes a modified endowment contract, all distributions (including loans) occurring in the year of failure and thereafter will be subject to the rules for modified endowment contracts. A recapture provision also applies to loans and distributions that are received in anticipation of failing the 7-pay test. Under the Code, any distribution or loan made within two years prior to the date that a Policy fails the 7-pay test is considered to have been made in anticipation of the failure.

                     SURRENDERS AND PARTIAL WITHDRAWALS.

   Upon a surrender of a Policy for its Cash Surrender Value, less any Policy Debt, the Policyowner will recognize ordinary income for federal tax purposes to the extent that the Cash Surrender Value exceeds the investment in the contract (the total of all Premiums paid but not previously recovered plus any other consideration paid for the Policy). The tax consequences of a Partial Withdrawal from a Policy will depend upon whether the Partial Withdrawal results in a reduction of future benefits under the Policy and whether the Policy is a modified endowment contract.

   If the Policy is not a modified endowment contract, the general rule is that a Partial Withdrawal from a Policy is taxable only to the extent that it exceeds the total investment in the contract. An exception to this general rule applies, however, if a reduction of future benefits occurs during the first 15 years after a Policy is issued and there is a cash distribution associated with that reduction. In such a case, Code Section 7702(f)(7) overrides the general rule and prescribes a formula under which the Policyowner may be taxed on all or a part of the amount distributed. After 15 years, the rule of Code Section 7702(f)(7) no longer applies so that cash distributions from a Policy that is not a modified endowment contract will not be subject to federal income tax, except to the extent they exceed the total investment in the contract. NYLIAC suggests that a Policyowner consult with a tax advisor in advance of a proposed decrease in Face Amount or a Partial Withdrawal. In addition, any amounts distributed under a "modified endowment contract" (including proceeds of any loan) are taxable to the extent of any accumulated income in the Policy. In general, the amount that may be subject to tax is the excess of the Cash Value (both loaned and unloaned) over the previously unrecovered Premiums.

   Under certain circumstances, a distribution under a modified endowment contract (including a loan) may be taxable even though it exceeds the amount of accumulated income in the Policy. This can occur because for purposes of determining the amount of income received upon a distribution (or loan) from a modified endowment contract, the Code requires the aggregation of all modified endowment contracts issued to the same Policyowner by an insurer and its affiliates within the same calendar year. Therefore, loans and distributions from any one such Policy are taxable to the extent of the income accumulated in all the modified endowment contracts required to be so aggregated.

   If any amount is taxable as a distribution of income under a modified endowment contract (as a result of a policy surrender, a Partial Withdrawal or a loan), it may also be subject to a 10% penalty tax under Code Section 72(v). Limited exceptions from the additional penalty tax are available for certain distributions to individual Policyowners. The penalty tax will not apply to distributions: (i) that are made on or after the date the taxpayer attains age 59 1/2; or (ii) that are attributable to the taxpayer's becoming disabled; or (iii) that are part of a series of substantially equal periodic payments (made not less frequently than annually) made for the life or life expectancy of the taxpayer.

                        LOANS AND INTEREST DEDUCTIONS.

   NYLIAC also believes that under current law any loan received under the Policy will be treated as Policy Debt of a Policyowner and that, unless the Policy is a modified endowment contract, no part of any loan under a Policy will constitute income to the Policyowner. If the Policy is a modified endowment contract (see discussion above) loans will be fully taxable to the extent of the income in the Policy (and in any other contracts with which it must be aggregated) and could be subject to the additional 10 percent tax.

   Code Section 264 imposes stringent limitations on the deduction of interest paid or accrued on loans in connection with a Policy. In addition, under the "personal" interest limitation provisions of Code Section 163, no deduction is allowed for interest on any Policy loan if the proceeds are used for personal purposes, even if the Policy and loan otherwise meet the requirements of Code Section 264. The limitations on deductibility of personal interest may not apply to disallow all or part of the interest expense as a deduction if the loan proceeds are used for "trade or business" or "investment" purposes. NYLIAC suggests consultation with a tax advisor for further guidance.

                      CORPORATE ALTERNATIVE MINIMUM TAX.

   Ownership of a Policy by a corporation may affect the Policyowner's exposure to the corporate alternative minimum tax. In determining whether it is subject to alternative minimum tax a corporate Policyowner must make two computations. First, the corporation must take into account a portion of the current year's increase in the built-in gain in its corporate-owned policies. Second, the corporation must take into account a portion of the amount by which the Death Benefits received under any Policy exceed the sum of (i) the premiums paid on that Policy in the year of death, and (ii) the corporation's basis in the Policy (as measured for alternative minimum tax purposes) as of the end of the corporation's tax year immediately preceding the year of death.

                    EXCHANGES OR ASSIGNMENTS OF POLICIES.

   A change of the Policyowner or the Insured or an exchange or assignment of a Policy may have significant tax consequences depending on the circumstances. For example, an assignment or exchange of a Policy may result in taxable income to the transferring Policyowner. Further, Code Section 101(a) provides, subject to certain exceptions, that where a Policy has been transferred for value, only the portion of the Death Benefit that is equal to the total consideration paid for the Policy may be excluded from gross income. For complete information with respect to Policy assignments and exchanges, a qualified tax advisor should be consulted.

                              OTHER TAX ISSUES.

   Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policyowner or Beneficiary.

                                 WITHHOLDING.

   Under Code Section 3405, withholding is generally required with respect to certain taxable distributions under insurance contracts. In the case of periodic payments (payments made as an annuity or on a similar basis), the withholding is at graduated rates (as though the payments were employee wages). With respect to non-periodic distributions, the withholding is at a flat rate of 10%. A policyholder can elect to have either non-periodic or periodic payments made without withholding except where the Policyowner's tax identification number has not been furnished to NYLIAC or the Internal Revenue Service has notified NYLIAC that the tax identification number furnished by the Policyowner is incorrect.

REINSTATEMENT OPTION

   For a period of five years after termination, you can request that we reinstate the Policy (and any riders) during the Insured's lifetime. We will not reinstate the Policy if it has been returned for its Cash Surrender Value. Note that a termination or reinstatement may cause the Policy to become a modified endowment contract.

   Before we will reinstate the Policy, we must receive the following:

   o A payment in an amount that is sufficient to keep the Policy (and any riders) in force for at least 2 months. This payment will be in lieu of the payment of all Premiums in arrears.

   o Any unpaid loan must also be repaid, together with loan interest at 6% compounded once each year from the end of the late period to the date of reinstatement. If a loan interest rate of less than 6% is in effect when the Policy is reinstated, the interest rate for any unpaid loan at the time of reinstatement will be the same as the loan rate.

   o Evidence of insurability satisfactory to us if the reinstatement is requested more than 31 days after termination.

   If we do reinstate the Policy, the Face Amount for the reinstated Policy will be the same as it would have been if the Policy had not terminated. The effective date of reinstatement will be the Monthly Deduction Day on or following the date we approve the request for reinstatement.

ADDITIONAL BENEFITS AVAILABLE BY RIDER

   The Policy can include additional benefits that we approve based on our standards and limits for issuing insurance and classifying risks. None of these benefits depends on the investment performance of the Separate Account or the Fixed Account. An additional benefit is provided by a rider and is subject to the terms of both the Policy and the rider. The following rider is currently available.

  ADJUSTABLE TERM INSURANCE RIDER.

   This rider provides term insurance coverage on the Insured. The initial term amount is shown on page 2 of your Policy. You can also elect to change the term amount at any time. Evidence of insurability, satisfactory to us, must be furnished in connection with any request to increase the term amount.

PAYMENT OPTIONS

   Death Benefits will be paid in one sum or, if elected, all or part of the Death Benefit can be placed under one or more of the options described in this section. If we agree, the Death Benefit may be placed under some other method of payment instead. Any Death Benefits paid in one sum will bear interest compounded each year from the Insured's death to the date of payment. We set the interest rate each year. This rate will be at least 3% per year, and will not be less than required by law.

   While the Insured is living, you can elect or change an option. You can also elect or change one or more beneficiaries who will be the payee or payees under that option. After the Insured dies, any person who is to receive proceeds in one sum (other than an assignee) can instead elect a payment option and name payees. The person who elects an option can also name one or more successor payees to receive any amount remaining at the death of the payee. Naming these payees cancels any prior choice of successor payees. A payee who did not elect the option does not have the right to advance or assign payments, take the payments in one sum, or make any other change. However, the payee may be given the right to do one or more of these things if the person who elects the option tells us in writing and we agree.

   If we agree, a payee who has elected a payment option may later elect to have any unpaid amount, or the present value of any elected payments, placed under another option described in this section. When any payment under an option would be less than $100, we may pay any unpaid amount or present value in one sum.

  PAYEES.

   Only individuals who are to receive payments in their own behalf may be named as payees or successor payees, unless we agree to some other payee. We may require proof of the age or the survival of a payee.

   It may happen that when the last surviving payee dies, we still have an unpaid amount, or there are some payments that remain to be made. If so, we will pay the unpaid amount with interest to the date of payment, or pay the present value of the remaining payments, to that payee's estate in one sum. The present value of the remaining payments is based on the interest rate used to compute them, and is always less than their sum.

  PROCEEDS AT INTEREST OPTIONS (OPTIONS 1A AND 1B).

   The Policy proceeds may be left with us at interest. We will set the interest rate each year. This rate will be at least 3% per year.

   For the Interest Accumulation Option (Option 1A), we credit interest each year on the amount we still have. This amount can be withdrawn at any time in sums of $100 or more. We pay interest to the date of withdrawal on sums withdrawn.

   For the Interest Payment Option (Option 1B), we pay interest once each month, every 3 months, every 6 months, or once each year, as chosen, based on the amount we still have.

  LIFE INCOME OPTION (OPTION 2) (NOT AVAILABLE IN MASSACHUSETTS AND MONTANA).

   We make equal payments each month during the lifetime of the payee or payees. We determine the amount of the monthly payment by applying the Death Benefit to purchase a corresponding single premium life annuity contract that is being issued when the first payment is due. Payments are based on the appropriately adjusted annuity premium rate in effect at that time, but will not be less than the corresponding minimum amount shown in the Option 2 Table, which appears in Section 9 of your Policy. These minimum amounts are based on the 1983 Table "a" with Projection Scale G and with interest compounded each year at 3%.

   Upon request, we will state in writing what the minimum amount of each monthly payment would be under this option. It is based on the sex and adjusted age of the payee or payees. To find the adjusted age in the year the first payment is due, we increase or decrease the payee's age at that time, as follows:

 1996 AND                                                         2036 AND
  EARLIER     1997-2005    2006-2015    2016-2025    2026-2035     LATER
----------  -----------  -----------  -----------  -----------  ----------
     +2          +1            0           -1           -2           -3

   We make a payment each month while the payee is living. Payments do not change, and are guaranteed for 10 years, even if both payees die sooner.

BENEFICIARY

   A Beneficiary is any person or entity named by the Policyowner to receive the Death Benefit after the Insured dies. You name the Beneficiary when you apply for the Policy. There may be different classes of Beneficiaries, such as primary and secondary. These classes set the order of payment. There may be more than one Beneficiary in a class.

   The Beneficiary may be changed during the Insured's lifetime by writing to our Service Office or such other location that we indicate to you in writing. Generally, the change will take effect as of the date the request is signed. If no Beneficiary is living when the Insured dies, unless provided otherwise, the Death Benefit is paid to the Policyowner or, if deceased, the Policyowner's estate.

CHANGE OF OWNERSHIP

   A successor Policyowner can be named in the application, or in a signed notice that gives us the facts we need. The successor Policyowner will become the new Policyowner when you die, if you die before the Insured. If no successor Policyowner survives you and you die before the Insured, your estate becomes the new Policyowner.

   You can also change the Policyowner in a signed notice that gives us the facts we need. When this change takes effect, all rights of ownership in this Policy will pass to the new Policy owner.

   When we record a change of Policyowner or successor Policyowner, these changes will take effect as of the date of the Policyowner's signed notice, subject to any payments we made or action we took before recording these changes. We may require that these changes be endorsed in the Policy. Changing the Policyowner or naming a new successor Policyowner cancels any prior choice of Policyowner or successor Policyowner, respectively, but does not change the Beneficiary.

ASSIGNMENT

   While the Insured is living, the Policy may be assigned as collateral for a loan or other obligation. For an assignment to be binding on us, we must receive a signed copy of it at our Service Office or such other location that we indicate to you in writing. We are not responsible for the validity of any assignment.

LIMITS ON OUR RIGHTS TO CHALLENGE THE POLICY


   Except for any increases in Face Amount, other than one due solely to a change in the Life Insurance Benefit Option, we must bring any legal action to contest the validity of a Policy within two years from its Issue Date. After that we cannot contest its validity, except for failure to pay Premiums or unless the Insured died within that two year period. For any increase in the Face Amount, other than one due solely to a change in the Life Insurance Benefit Option, we must bring legal action to contest that increase within two years from the effective date of the increase.


MISSTATEMENT OF AGE OR SEX

   If the Insured's age or sex is misstated in the Policy application, the Death Benefit payable under the Policy will be adjusted based on what the Policy would provide according to the most recent mortality charge for the correct date of birth or correct sex.

SUICIDE


   If the Insured commits suicide within two years from the Issue Date or less where required by law (or, with respect to an increase in Face Amount, the effective date of the increase), and while the Policy is in force, the Policy will end, and the only amount payable to the Beneficiary will be the Premiums paid, less any Policy Debt and any Partial Withdrawals.


WHEN WE PAY PROCEEDS

   If the Policy has not terminated, payment of the Cash Surrender Value, Partial Withdrawal, loan proceeds or the Death Benefit are made within 7 days after we receive all requirements at our Service Office or such other location that we indicate to you in writing. However, we can delay payment of the Cash Surrender Value or any Partial Withdrawal from the Separate

Account, loan proceeds attributable to the Separate Account, or the Death Benefit during any period that: (1) it is not reasonably practicable to determine the amount because the New York Stock Exchange is closed (other than customary weekend and holiday closings), trading is restricted by the SEC, or the SEC declares that an emergency exists; or (2) the SEC, by order, permits us to delay payment in order to protect our Policyowners.

   Amounts payable from the Fixed Account may be deferred for up to 6 months from the date the request is received at our Service Office.

   We can delay payment of the entire Death Benefit if payment is contested. We investigate all death claims arising within the two-year limit on our right to challenge the Policy. Upon receiving the information from a completed investigation, we generally make a determination within 5 days as to whether the claim should be authorized for payment. Payments are made promptly after authorization. If payment of a Cash Surrender Value or Partial Withdrawal is delayed for 30 days or more, we add interest at an annual rate of 3%. We add interest to a Death Benefit from the date of death to the date of payment at the same rate as is paid under the Interest Payment Option. See "Section VI: Additional Information --Payment Options."

RECORDS AND REPORTS

   All records and accounts relating to the Separate Account and the Fixed Account are maintained by New York Life or NYLIAC. Each year we will mail you a report showing the Cash Value and Policy Debt as of the latest Policy Anniversary. This report contains any additional information required by applicable law or regulation.

SALES AND OTHER AGREEMENTS


   NYLIFE Distributors Inc., ("NYLIFE Distributors"), member, National Association of Securities Dealers, 51 Madison Avenue, New York, New York 10010 is the principal underwriter and the distributor of the Policies and is an indirect wholly-owned subsidiary of New York Life. NYLIFE Distributors is engaged in the business of underwriting and distributing units of the Separate Account and shares of open-end investment companies, including The MainStay Funds and MainStay Institutional Funds Inc.

   The commissions paid to registered representatives of broker-dealers who have entered into dealer agreements with NYLIFE Distributors during a Policy's first year will not exceed 35% of the Premiums paid up to a Policy's surrender charge premium (5% in Policy Years two through ten) plus 3% of Premiums paid in excess of such amount. Commissions paid in Policy Years eleven and beyond are 2% of Premiums paid. A table of surrender charge premium rates per thousand appears in Appendix B to this prospectus.


LEGAL PROCEEDINGS

   The New York State Supreme Court on January 31, 1996 approved the settlement of a consolidated nationwide class action lawsuit alleging certain sales practice claims against NYLIAC and New York Life. In entering into the settlement, NYLIAC specifically denied any wrongdoing. The class consists of approximately three million policyowners who purchased whole life or universal life policies from January 1, 1982 through December 31, 1994. Appeals from the order may be filed within the prescribed statutory period. Under the terms of the settlement, the class members receive benefits intended to address the issues presented in the case or an opportunity to redress individual claims in an alternative dispute resolution process. The settlement (including awards made in the alternative dispute resolution process) will not have a material adverse effect upon NYLIAC's financial position, and NYLIAC believes that, after consideration of provisions made, the settlement will not have a material adverse effect on operating results. NYLIAC, its affiliates and its agents have been released from liability to class members for transactions during the class period relating to the sales practice claims in the lawsuits.

   There are also actions in various jurisdictions by individual policyowners, many of whom excluded themselves from the settlement of the nationwide class action. Most of these actions seek substantial or unspecified compensatory and punitive damages.

   NYLIAC is also a defendant in other actions arising from its insurance and investment operations, including actions involving retail sales practices. Most of these actions also seek substantial or unspecified compensatory and punitive damages. NYLIAC is also from time to time involved as a party in various governmental, administrative and investigative proceedings and inquiries.

   Given the uncertain nature of litigation and regulatory inquiries, the outcome of the above and other actions pending against NYLIAC cannot be predicted. NYLIAC nevertheless believes that the ultimate outcome of all pending litigation should not have a material adverse effect on NYLIAC's financial position; however, it is possible that settlements or adverse determinations in one or more actions or other proceedings in the future could have a material adverse effect on NYLIAC's operating results for a given year.

INDEPENDENT ACCOUNTANTS

   The financial statements of NYLIAC have been included herein in reliance upon the report of Price Waterhouse LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

   The financial statements of NYLIAC included herein should be considered only as bearing upon the ability of NYLIAC to meet its obligations under the Policy.

EXPERTS

   Actuarial matters in this prospectus have been examined by Frederick J. Garland, Jr., Actuary. An opinion on actuarial matters is filed as an exhibit to the registration statement we have filed with the SEC.

                                  APPENDIX A
                                ILLUSTRATIONS

   The following tables demonstrate the way in which your Policy works. The tables are based on the age, initial Death Benefit and Premium as follows:

   The table is for a Policy issued to a male, non-smoker, age 45, on a medically underwritten basis, with a scheduled annual Premium of $7,500 and an initial Death Benefit of $350,000. It assumes that Life Insurance Benefit Option 1 and Code Section 7702 Corridor Table have been selected.

   The table shows how the Cash Value, Cash Surrender Value and Death Benefit would vary over an extended period of time assuming hypothetical gross rates of return equivalent to a constant annual rate of 0%, 6% or 12%. The table will assist in the comparison of the Death Benefit, Cash Value and Cash Surrender Value of the Policy with other corporate sponsored variable universal life insurance plans.

   The Death Benefit, Cash Value and Cash Surrender Value for a Policy would be different from the amounts shown if the actual gross rates of return averaged 0%, 6% or 12%, but varied above and below those averages for the period. They would also be different depending on the allocation of the Cash Value among the Investment Divisions of the Separate Account, the Fixed Account and the Loan Account, if the actual gross rate of return for all Investment Divisions averaged 0%, 6% or 12%, but varied above or below that average for individual Investment Divisions. They would also differ if any Policy loans or Partial Withdrawals were made during the period of time illustrated.

   The illustration reflects all charges under the Policy and assumes that the cost of insurance charges are based on our guaranteed maximum cost of insurance rates and reflect the deduction of all charges from the Cash Value at their guaranteed maximum levels. They also reflect a daily mortality and expense risk charge assessed against the assets of the Separate Account equivalent to an annual charge of 0.70% (on a current basis for Policy Years one through ten); 0.30% (on a current basis for Policy Years eleven and later); and 0.90% (on a guaranteed basis for all Policy Years).


   The illustration also reflects total assumed fees and expenses incurred by the Funds of 0.81% of the average daily net assets of the Funds. The total is based upon (a) 0.47% of average daily net assets, which is an average of the management fees of each Portfolio; (b) 0.14% of average daily net assets, which is an average of the administrative fees for each Portfolio; and (c) 0.21% of average daily net assets, which is an average of the other expenses after expense reimbursement for each Portfolio. Actual fees and expenses of the Funds may be more or less than the amounts illustrated and will depend on the allocations made by the Policyowner.

   Commencing in May, 1996, NYLIAC has agreed to pay certain other expenses which were previously charged to the MainStay VP Series Fund. In addition, an expense reimbursement agreement was effective through December 31, 1996, limiting Other Expenses to 0.17% annually for the MainStay VP Series Fund. In the absence of the expense reimbursement agreement and certain other expenses which will no longer be charged to the MainStay VP Series Fund, the total annual expenses for the year ended December 31, 1995 would have been 0.64%, 0.59%, 0.62%, 0.52%, 1.17%, 0.61%, 0.67%, 0.56%, 0.56%, and 0.42% for the
MainStay VP Capital Appreciation, MainStay VP Cash Management, MainStay VP Govern-ment, MainStay VP High Yield Corporate Bond, MainStay VP International Equity, MainStay VP Total Return, MainStay VP Value, MainStay VP Bond, MainStay VP Growth Equity and MainStay VP Indexed Equity Portfolios, respectively. In addition, NYLIAC has agreed to continue to limit "Other Expenses" to 0.17% annually for the MainStay VP High Yield Corporate Bond, MainStay VP International Equity and MainStay VP Value Portfolios until December 31, 1997.

   Likewise, the expense reimbursement agreement applies to the MainStay VP Convertible Portfolio. Absent such limitation, it is estimated that "Other Expenses" and Total Annual Portfolio Expenses for 1995 would be 0.36% and 0.92%, respectively. Numbers for the MainStay VP High Yield Corporate Bond, MainStay VP International Equity and MainStay VP Value Portfolios have been annualized based on the period from May 1, 1995 (the date of inception) to December 31, 1995.

   Janus Capital Corporation ("JCC") has agreed to reduce the advisory fee for both Janus Portfolios to the extent that such fee exceeds the effective rate of the Janus retail fund corresponding to such Portfolio. Absent such reductions, "Advisory Fees" and "Total Portfolio Annual Expenses" for the fiscal year ended December 3, 1995 would have been: 1.00% and 1.55%, respectively, for the Janus Aspen Balanced Portfolio and 0.87% and 1.09%, respectively, for the Janus Aspen Worldwide Growth Portfolio.

   Morgan Stanley Asset Management Inc. has agreed to a reduction in its management fees and to reimburse the Morgan Stanley Emerging Markets Equity Portfolio if such fees would cause the "Total Portfolio Annual Expenses" to exceed 1.75% of average daily net assets. Absent such reductions, it is estimated that "Advisory Fees" and "Total Portfolio Annual Expenses" for the current fiscal year would be 1.25% and 2.15%, respectively.

   Taking into account the assumed charges for mortality and expense risks in the Separate Account and the average fees and expenses of the Funds, the gross rates of return of 0%, 6% and 12% would correspond to actual net investment returns of -1.51%, 4.49% and 10.49%, respectively, based on the current charge for mortality and expense risks, applicable to Policy Years one through ten; -1.11%, 4.89% and 10.89%, respectively, based on the current charge for mortality and expense risks, applicable to Policy Years eleven and later; and -1.71%, 4.29% and 10.29%, respectively, based on the guaranteed maximum charge for mortality and expense risks, applicable to all Policy Years.


The second column of the tables show the amount which would accumulate if an amount equal to the first Premium were invested and earned interest, after taxes, at 5% per year, compounded annually.

   NYLIAC will furnish upon request a comparable illustration using the age, sex and underwriting classification of an Insured for any initial Death Benefit and Premium requested. In addition to an illustration assuming Policy charges at their maximum, we will furnish an illustration assuming current Policy charges and current cost of insurance rates.

         CORPORATE SPONSORED VARIABLE UNIVERSAL LIFE INSURANCE POLICY

MALE ISSUE AGE: 45, NON-SMOKER, MEDICALLY UNDERWRITTEN CLASS
SCHEDULED ANNUAL PREMIUM: $7,500
INITIAL FACE AMOUNT: $350,000
SECTION 7702 CORRIDOR TABLE/LIFE INSURANCE BENEFIT OPTION 1
                           ASSUMING CURRENT CHARGES



                                           END OF YEAR DEATH BENEFIT (2)
                                            ASSUMING HYPOTHETICAL GROSS
               TOTAL PREMIUMS PAID          ANNUAL INVESTMENT RETURN OF
               PLUS INTEREST AT 5%      ------------------------------------
POLICY YEAR   AS OF END OF YEAR (1)           0%          6%          12%
------------  ---------------------        ---------  ---------  -----------
      1            7,875      350,000        350,000          350,000
      2           16,144      350,000        350,000          350,000
      3           24,826      350,000        350,000          350,000
      4           33,942      350,000        350,000          350,000
      5           43,514      350,000        350,000          350,000
      6           53,565      350,000        350,000          350,000
      7           64,118      350,000        350,000          350,000
      8           75,199      350,000        350,000          350,000
      9           86,834      350,000        350,000          350,000
     10           99,051      350,000        350,000          350,000
     15          169,931      350,000        350,000          350,000
     20          260,394      350,000        350,000          524,263
     30          523,206      350,000        428,908        1,399,591

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)

                                                      END OF YEAR
                  END OF YEAR CASH VALUE (2)     CASH SURRENDER VALUE (2)
                  ASSUMING HYPOTHETICAL GROSS   ASSUMING HYPOTHETICAL GROSS
                  ANNUAL INVESTMENT RETURN OF   ANNUAL INVESTMENT RETURN OF
                 ----------------------------  ---------------------------------
POLICY YEAR         0%         6%          12%         0%         6%       12%
------------    ---------  ---------  -----------  ---------  -------  ----------
      1          6,329      6,733        7,138        5,305      5,710      6,114
      2         12,477     13,682       14,936       11,453     12,658     13,913
      3         18,481     20,892       23,503       17,457     19,868     22,479
      4         24,329     28,362       32,908       23,305     27,338     31,884
      5         30,027     36,110       43,245       29,003     35,086     42,222
      6         35,568     44,139       54,611       34,749     43,320     53,792
      7         40,938     52,452       67,103       40,324     51,837     66,489
      8         46,021     60,944       80,737       45,612     60,535     80,327
      9         51,037     69,843       95,850       50,832     69,639     95,646
     10         55,983     79,166      112,604       55,983     79,166    112,604
     15         79,220    133,515      230,660       79,220    133,515    230,660
     20         97,117    200,594      429,724       97,117    200,594    429,724
     30        113,508    400,849    1,308,029      113,508    400,849  1,308,029









------------

(1) All premiums are illustrated as if made at the beginning of the Policy
Year.
(2) Assumes no Policy loan or Partial Withdrawal has been made.

   IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY THE POLICYOWNER AND THE INVESTMENT EXPERIENCE OF THE PORTFOLIOS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR PARTIAL WITHDRAWALS WERE MADE. NO REPRESENTATIONS CAN BE MADE BY NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION OR THE SEPARATE ACCOUNT OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.

         CORPORATE SPONSORED VARIABLE UNIVERSAL LIFE INSURANCE POLICY

MALE ISSUE AGE: 45, NON-SMOKER, MEDICALLY UNDERWRITTEN CLASS
SCHEDULED ANNUAL PREMIUM: $7,500
INITIAL FACE AMOUNT: $350,000
SECTION 7702 CORRIDOR TABLE/LIFE INSURANCE BENEFIT OPTION 1
                         ASSUMING GUARANTEED CHARGES





                                           END OF YEAR DEATH BENEFIT (2)
                                            ASSUMING HYPOTHETICAL GROSS
               TOTAL PREMIUMS PAID          ANNUAL INVESTMENT RETURN OF
               PLUS INTEREST AT 5%      ------------------------------------
POLICY YEAR   AS OF END OF YEAR (1)           0%          6%          12%
------------  ---------------------         ---------  ---------  -----------
       1               7,875               350,000       350,000    350,000
       2              16,144               350,000       350,000    350,000
       3              24,826               350,000       350,000    350,000
       4              33,942               350,000       350,000    350,000
       5              43,514               350,000       350,000    350,000
       6              53,565               350,000       350,000    350,000
       7              64,118               350,000       350,000    350,000
       8              75,199               350,000       350,000    350,000
       9              86,834               350,000       350,000    350,000
      10              99,051               350,000       350,000    350,000
      15             169,931               350,000       350,000    350,000
      20             260,394               350,000       350,000    382,999
      30             523,206                     0       350,000    974,332

                    (RESTUBBED TABLE CONTINUED FROM ABOVE)





                                                      END OF YEAR
                  END OF YEAR CASH VALUE (2)     CASH SURRENDER VALUE (2)
                  ASSUMING HYPOTHETICAL GROSS   ASSUMING HYPOTHETICAL GROSS
                  ANNUAL INVESTMENT RETURN OF   ANNUAL INVESTMENT RETURN OF
                 ----------------------------  -----------------------------------
POLICY YEAR         0%         6%          12%         0%         6%       12%
------------    ---------  ---------  -----------  ---------  -------   ----------

       1       5,145      5,507          5,870      4,121        4,483      4,846
       2      10,104     11,151         12,244      9,080       10,128     11,221
       3      14,883     16,945         19,184     13,859       15,921     18,161
       4      19,449     22,858         26,715     18,425       21,835     25,691
       5      23,808     28,904         34,909     22,785       27,880     33,885
       6      27,968     35,094         43,847     27,149       34,275     43,028
       7      31,895     41,403         53,582     31,281       40,789     52,967
       8      35,561     47,809         64,179     35,151       47,400     63,769
       9      38,972     54,326         75,750     38,767       54,122     75,545
      10      42,100     60,935         88,389     42,100       60,935     88,389
      15      52,948     95,192        172,727     52,948       95,192    172,727
      20      53,489    130,978        313,933     53,489      130,978    313,933
      30           0    199,957        910,590          0      199,957    910,590






------------

(1) All premiums are illustrated as if made at the beginning of the Policy
Year.
(2) Assumes no Policy loan or Partial Withdrawal has been made.

   IT IS EMPHASIZED THAT THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY THE POLICYOWNER AND THE INVESTMENT EXPERIENCE OF THE PORTFOLIOS. THE DEATH BENEFIT, CASH VALUE AND CASH SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL GROSS ANNUAL RATES OF RETURN AVERAGED 0%, 6% OR 12% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR PARTIAL WITHDRAWALS WERE MADE. NO REPRESENTATIONS CAN BE MADE BY NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION OR THE SEPARATE ACCOUNT OR THE FUNDS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER A PERIOD OF TIME.


                                                                 December 31,
                                                                 1995    1994
-----------------------------------------------------------------------------
                                                                (in millions)
ASSETS:
Bonds......................................................... $12,262 $11,141
Mortgage loans. ..............................................   1,062     969
Preferred and common stocks...................................      64      69
Real estate...................................................     141     119
Policy loans..................................................     445     420
Cash and short-term investments...............................     343     580
Investment income due and accrued.............................     181     175
Separate account assets.......................................   1,444     971
Other assets..................................................      35      55
                                                               ------- -------
Total assets.................................................. $15,977 $14,499
                                                               ======= =======
LIABILITIES AND STOCKHOLDER'S EQUITY:
LIABILITIES:
Policy reserves............................................... $12,821 $12,100
Deposit funds.................................................       7      -
Policy proceeds deposited with the Company....................      88      70
Policy claims.................................................      79      67
Payable to parent.............................................     202      41
Securities sold under agreements to repurchase................      86     254
Separate account liabilities..................................   1,396     905
Other liabilities.............................................     256      92
Interest maintenance reserve..................................      26      20
Asset valuation reserve.......................................     138     105
                                                               ------- -------
Total liabilities.............................................  15,099  13,654
                                                               ------- -------
STOCKHOLDER'S EQUITY:
Capital stock-par value $10,000 (20,000 shares authorized,
2,500 issued and outstanding).................................      25      25
Additional paid-in capital....................................     480     480
Surplus.......................................................     373     340
                                                                                          ------- -------
Total stockholder's equity....................................     878     845
                                                                                           ------- -------
Total liabilities and stockholder's equity.................... $15,977 $14,499
                                                               ======= =======

Statement of Financial Position
(Prepared from the Annual Statement filed with the Delaware Insurance Department)
                See accompanying notes to financial statements.
                                      F-1

                      (This page intentionally left blank)

                                                                                                       Year Ended December 31,
                                                                                                        1995    1994   1993
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                           (in millions)
INCOME:
Premiums.............................................................................................  $1,348  $1,203 $1,321
Net investment income................................................................................   1,037   1,020  1,025
Policy proceeds deposited with the Company...........................................................     121     118     97
Other income.........................................................................................      41      39     16
                                                                                                      ------- ------- -------
Total income.........................................................................................   2,547   2,380  2,459
                                                                                                      ------- ------- -------
BENEFITS AND EXPENSES:
Benefit payments:
Death benefits.......................................................................................     117     117     88
Annuity benefits.....................................................................................     324     276    194
Health and disability insurance benefits.............................................................      23      20     18
Surrender benefits...................................................................................     650     718    802
Payments of amounts previously deposited with the Company............................................     111     107     72
                                                                                                      ------- ------- -------
                                                                                                        1,225   1,238  1,174
Additions to policy reserves.........................................................................     522     442    603
Additions to other insurance reserves................................................................     369     183    172
Operating expenses...................................................................................     276     250    215
                                                                                                      ------- ------- -------
Total benefits and expenses..........................................................................   2,392   2,113  2,164
                                                                                                      ------- ------- -------
Gain from operations before federal income taxes.....................................................     155     267    295
Federal income taxes.................................................................................      60     105    129
                                                                                                      ------- ------- -------
Net gain from operations.............................................................................      95     162    166
Net realized capital gains (losses), after transferring $23 million, ($25) million and $44 million of net realized capital gains (losses) to the interest maintenance reserve for 1995, 1994 and 1993,
respectively.........................................................................................       -       4    (61)
                                                                                                      ------- ------- -------
Net income...........................................................................................     $95    $166   $105
                                                                                                      ======= ======= =======

                See accompanying notes to financial statements.
Statement of Operations
(Prepared from the Annual Statement filed with the Delaware Insurance Department)
New York Life
Insurance and
Annuity Corporation
(A WHOLLY OWNED SUBSIDIARY OF
NEW YORK LIFE INSURANCE COMPANY)
                                      F-3

                                                 Year Ended December 3
                                                  1995   1994   1993
---------------------------------------------------------------------
                                                    (in millions)
Surplus, beginning of year......................  $340   $275   $206
Net income......................................    95    166    105
Net unrealized (losses) gains on investments....    (1)    (1)    41
(Increase) decrease in asset valuation reserve..   (33)   (27)     3
Dividend to stockholder.........................    -     (70)   (71)
Other adjustments, net..........................   (28)    (3)    (9)
                                                 ------ ------ ------
Surplus, end of year............................  $373   $340   $275
                                                 ====== ====== ======

                See accompanying notes to financial statements.
Statement of Changes in Surplus
(Prepared from the Annual Statement filed with the Delaware Insurance Department)
                                      F-4

                                                      Year Ended December 31,
                                                       1995     1994     1993
-------------------------------------------------------------------------------
                                                           (in millions)
CASH FLOW FROM OPERATIONS:
Premiums received...................................  $1,339   $1,195   $1,338
Net investment income received......................     978      959      950
Other...............................................     347      350      113
                                                     -------- -------- --------
Total received......................................   2,664    2,504    2,401
                                                     -------- -------- --------
Benefits and other payments.........................   1,207    1,228    1,173
Operating expenses..................................     279      249      206
Other...............................................     323      315      285
                                                     -------- -------- --------
Total paid..........................................   1,809    1,792    1,664
                                                     -------- -------- --------
Net cash provided from operations...................     855      712      737
                                                     -------- -------- --------
Proceeds from investments sold......................   2,415    3,137    2,839
Proceeds from investments matured or repaid.........   1,307    1,579    2,669
Securities sold under agreements to repurchase......   3,029    1,938    1,632
Securities repurchased..............................  (3,196)  (1,833)  (1,483)
Cost of investments acquired........................  (4,846)  (4,925)  (6,320)
                                                     -------- -------- --------
Net cash used for investments.......................  (1,291)    (104)    (663)
                                                     -------- -------- --------
Dividend paid to stockholder........................      -       (70)     (71)
                                                     -------- -------- --------
Other, net..........................................     199     (151)     (85)
                                                     -------- -------- --------
Net change in cash and short-term investments.......    (237)     387      (82)
Cash and short-term investments, beginning of year..     580      193      275
                                                     -------- -------- --------
Cash and short-term investments, end of year........    $343     $580     $193
                                                     ======== ======== ========


                See accompanying notes to financial statements.
Statement of Cash Flows
(Prepared from the Annual Statement filed with the Delaware Insurance Department)
New York Life
Insurance and
Annuity Corporation
(A WHOLLY OWNED SUBSIDIARY OF
NEW YORK LIFE INSURANCE COMPANY)
                                      F-5

NOTE 1-Nature of Operations:
-------------------------------------------------------------------------------

New York Life Insurance and Annuity Corporation ("NYLIAC"), a direct, wholly owned subsidiary of New York Life Insurance Company ("New York Life"), is a stock life insurance company. NYLIAC offers a wide variety of interest sensitive insurance and annuity products to a large cross section of the total insurance market. NYLIAC markets its products in all 50 of the United States, the District of Columbia and Taiwan, primarily through its agency force. In addition, NYLIAC markets Corporate Owned Life Insurance through independent brokers and brokerage general agents.

  The following companies are also direct, wholly owned subsidiaries of New York Life: New York Life and Health Insurance Company, NYLIFE Insurance Company of Arizona and NYLIFE Inc.

-------------------------------------------------------------------------------
NOTE 2-Significant Accounting Policies:
-------------------------------------------------------------------------------

Basis of Presentation-The accompanying financial statements have been prepared on the basis of accounting practices prescribed or permitted by the Delaware Insurance Department ("statutory accounting practices"). Statutory accounting practices are currently considered generally accepted accounting principles for mutual life insurance companies and their stock life subsidiaries, such as NYLIAC. The Financial Accounting Standards Board has issued an Interpretation which establishes a different definition of generally accepted accounting principles for mutual life insurance companies. Under that Interpretation, financial statements of mutual life insurance companies for periods beginning after December 15, 1995 which are prepared on the basis of statutory accounting practices will no longer be characterized as in conformity with generally accepted accounting principles. Financial statements prepared in conformity with statutory accounting practices will continue to be required by insurance regulatory authorities.

  Management of NYLIAC has not yet determined the effect on its December 31, 1995 financial statements of applying the new Interpretation nor whether it will continue to present its general purpose financial statements in conformity with the statutory basis of accounting or adopt the accounting changes required in order to continue to present its financial statements in conformity with generally accepted accounting principles. If NYLIAC chooses to adopt the accounting changes required, the effect of the changes would be reported retroactively through restatement of all previously issued financial statements presented for comparative purposes. The cumulative effect of adopting these changes would be included in the earliest year restated.

  Investments-Investments are carried in accordance with methods and values prescribed by the National Association of Insurance Commissioners ("NAIC"). Bonds are generally stated at amortized cost. Preferred stocks are generally stated at cost. Common stocks are stated at market value. Mortgage loans on real estate are stated at cost or amortized cost, but at no time stated at more than the appraised value of the underlying collateral. Real estate is stated at the lower of cost less accumulated depreciation and encumbrances or market value, except for real estate joint ventures which are stated on an equity basis. Depreciation of real estate (excluding foreclosed properties which are not depreciated) is calculated using the straight-line method over the estimated lives of the assets (generally 30 years). Policy loans are stated at the aggregate balance due (which approximates fair value). Limited partnership investments (included in other assets) are stated on the equity basis. The value of invested assets has been adjusted for impairments that are other than temporary. Investment income is recorded on the accrual basis, except where collection is 90 days past due or is considered uncertain.

Notes to Financial Statements
December 31, 1995 and 1994
                                      F-6

  Prepayment assumptions for loan-backed bonds were developed internally using a proprietary model; outside services were used for structured securities. The prospective adjustment method is used to adjust the amortization of premiums and discounts on such securities.

  Derivative financial instruments used by NYLIAC to hedge exposure to interest rate and foreign currency fluctuations are accounted for on an accrual basis. Gains and losses related to contracts that are effective hedges on specific assets are deferred and recognized in income in the same period as gains and losses on the hedged asset.

  The Asset Valuation Reserve ("AVR") is required by insurance regulators to stabilize surplus from fluctuations in the market value of bonds, stocks, mortgage loans, real estate and other invested assets. Changes in the reserve are accounted for as direct increases or decreases in surplus. The Interest Maintenance Reserve ("IMR"), also required by insurance regulators, captures interest related realized gains and losses (net of taxes) on fixed income investments (bonds, preferred stocks and mortgage loans) which are amortized into net investment income over the expected years to maturity of the investments sold using the seriatim method for bonds and the grouped method for mortgage loans and preferred stock.

  Amounts payable or receivable under interest rate swap, commodity swap and interest rate floor agreements are recognized as investment income or expense when earned. Premiums paid for interest rate floor agreements are amortized into interest expense over the life of the agreement. Unamortized premiums are included in other assets in the Statement of Financial Position.

  Unrealized gains and losses on foreign exchange forward contracts are reported as other assets or liabilities, as appropriate. Realized gains and losses are recognized in net income upon termination of the contracts.

  Premiums and Related Expenses-Premiums are taken into income over the premium-paying period of the policies. Commissions and other costs associated with acquiring new business are charged to operations as incurred.

  Policy Reserves-Policy reserves are based on mortality tables and valuation interest rates which are consistent with statutory requirements and are designed to be sufficient to provide for contractual benefits.

  F ederal Income Taxes-Provision is made for federal income taxes estimated to be payable to New York Life under a tax allocation agreement, including an allocation of the equity base tax. Adjustments to such estimates, including those related to the true-up or true-down of the equity base tax, are recorded in gain from operations when known. Realized gains and losses are reported after adjustment for the associated federal income tax.

  Change in Accounting Policy for the Equity Base Tax-Each year, an estimated Differential Earnings Rate (DER) is used to determine the equity base tax reported in the annual statement as part of gain from operations for that year. When the final DER is known, NYLIAC records a true-up or true-down adjustment for the difference between the estimated and final DER.

  Based on recent NAIC discussions of this item, NYLIAC changed that policy to accelerate the recognition of the DER adjustment by one year and to record DER adjustments through net gain. Previously, NYLIAC recorded such adjustments directly to surplus. The effect of this change, including $18,000,000 for the effect of adjusting for prior years, was an increase to net gain of $12,000,000, and a decrease to surplus of $15,000,000.

New York Life
Insurance and
Annuity Corporation
(A WHOLLY OWNED SUBSIDIARY OF
NEW YORK LIFE INSURANCE COMPANY)
                                      F-7

  Separate Accounts-NYLIAC has established separate accounts with varying investment objectives which are segregated from NYLIAC's general account and are maintained for the benefit of separate account contractholders and NYLIAC. Separate account assets are generally stated at market value. The liability for separate accounts represents contractholders' interests in the separate account assets, including accumulated net investment income and realized and unrealized gains and losses on those assets. Separate account liabilities generally reflect market value.

  Nonadmitted Assets-Under statutory accounting practices, certain assets are designated as "nonadmitted assets" and are not included in the Statement of Financial Position.

  Fair Values of Financial Instruments-Fair values of various assets and liabilities are included throughout the notes to financial statements. Specifically, fair value disclosure of bonds, mortgage loans, and cash and short-term investments is reported in Note 3. Fair values for insurance liabilities (policy reserves) are reported in Note 7. Fair values for derivative financial instruments are included in Note 12.

  Permitted Statutory Accounting Practices-NYLIAC prepares its statutory financial statements in accordance with accounting principles and practices prescribed or permitted by the Delaware Insurance Department. Prescribed statutory accounting practices include state laws and regulations along with NAIC regulations. Permitted statutory accounting practices encompass accounting practices that are not prescribed; such practices differ from state to state, may differ from company to company within a state, and may change in the future. Furthermore, the NAIC has started a project to codify statutory accounting practices, the result of which is expected to constitute the only source of "prescribed" statutory accounting practices. Accordingly, that project, which is expected to be completed in 1997, will likely change the definition of what comprises prescribed versus permitted statutory accounting practices, and may result in changes to the accounting policies that insurance enterprises use to prepare their statutory financial statements. NYLIAC has no material permitted statutory accounting practices.

  Business Risks and Uncertainties-The preparation of financial statements of life insurance enterprises requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. As a provider of life insurance and annuity products, NYLIAC's operating results in any given period depend on estimates of policy reserves required to provide for future policyowner benefits.

  The development of policy reserves for NYLIAC's products requires management to make estimates and assumptions regarding mortality, morbidity, lapse, expense and investment experience. Such estimates are primarily based on historical experience and, in many cases, state insurance laws require specific mortality, morbidity and investment assumptions to be used by NYLIAC. Actual results could differ materially from those estimates. Management monitors actual experience, and where circumstances warrant, revises its assumptions and the related reserve estimates.

  NYLIAC regularly invests in mortgage backed securities and other securities subject to prepayment and call risk. Significant changes in prevailing interest rates may adversely affect the timing and amount of cash flows on such securities. In addition, the amortization of market discount and accretion of market premium for mortgage backed securities is based on historical experience and estimates of future payment speeds on the underlying mortgage loans. Actual prepayment speeds will differ from original estimates and may result in material adjustments to amortization or accretion recorded in future periods.


Notes to Financial Statements (Continued)
                                      F-8

  NYLIAC distributes a Corporate Owned Life Insurance product to targeted corporate customers, primarily banks, through individual brokers and brokerage general agents. Sales of this product by one broker generated $270,000,000 of premium income in 1995, which represents 20% of NYLIAC's total premium income.

  As a subsidiary of a mutual insurance company, NYLIAC is subject to a tax on its equity base. The rates applied to NYLIAC's equity base are determined annually by the Internal Revenue Service after comparison of mutual life insurance company earnings for the year to the average earnings of the 50 largest stock life insurance companies for the prior three years. Due to the timing of earnings information, estimates of the current year's tax must be made by management. The ultimate amounts of equity base tax incurred may vary considerably from the original estimates. (See Note 2-Federal Income Taxes and Change in Accounting Policy for the Equity Base Tax).

-------------------------------------------------------------------------------
NOTE 3-Investments
-------------------------------------------------------------------------------

Bonds-Fair values of bonds as shown below are based on published market values, if available. For investments without readily ascertainable market values, fair value has been determined using one of the following sources: market dealer quotations, a discounted cash flow approach, or a proprietary matrix pricing model. Fair values do not necessarily represent the values for which these securities could have been sold at December 31, 1995 or 1994; therefore, care should be exercised in drawing any conclusions from these fair values. The method for determining statement values is described in Note 2.

  At December 31, 1995 and 1994, the maturity distribution of bonds was as follows (in millions):

                                                 1995                1994
                                         ------------------- -------------------
                                                   Estimated           Estimated
                                         Statement    Fair   Statement    Fair
                                           Value     Value     Value     Value
                                         --------- --------- --------- ---------
Due in one year or less.................      $756      $763      $218      $218
Due after one year through five years...     3,012     3,082     3,267     3,179
Due after five years through ten years..     1,853     1,957     1,901     1,801
Due after ten years.....................     1,863     2,042     1,916     1,795
Asset-backed securities:
Government or government agency.........     4,089     4,233     3,310     3,128
Other...................................       689       720       529       523
                                         --------- --------- --------- ---------
Total...................................   $12,262   $12,797   $11,141   $10,644
                                         ========= ========= ========= =========
New York Life
Insurance and
Annuity Corporation
(A WHOLLY OWNED SUBSIDIARY OF
NEW YORK LIFE INSURANCE COMPANY)
                                      F-9

  At December 31, 1995 and 1994, the distribution of unrealized gains and losses on bonds was as follows (in millions):

                                                                            1995
                                                              --------------------------------
                                                                                     Estimated
                                                              Statement                 Fair
                                                                Value   Gains Losses   Value
                                                              --------- ----- ------ ---------
U.S. Treasury and U.S. Government corporations and agencies..    $1,840   $82     $2    $1,920
U.S. agencies, state and municipal...........................     3,563   150      8     3,705
Foreign governments..........................................       324    20      1       343
Corporate....................................................     5,846   274     11     6,109
Other........................................................       689    32      1       720
                                                              --------- ----- ------ ---------
Total........................................................   $12,262  $558    $23   $12,797
                                                              ========= ===== ====== =========

                                                                           1994
                                                              --------------------------------
                                                                                     Estimated
                                                              Statement                 Fair
                                                                Value   Gains Losses   Value
                                                              --------- ----- ------ ---------
U.S. Treasury and U.S. Government corporations and agencies..    $1,679   $10    $96    $1,593
U.S. agencies, state and municipal...........................     2,965    14    193     2,786
Foreign governments..........................................       298     4     21       281
Corporate....................................................     5,670    60    269     5,461
Other........................................................       529    10     16       523
                                                              --------- ----- ------ ---------
Total........................................................   $11,141   $98   $595   $10,644
                                                              ========= ===== ====== =========

  Mortgage Loans-NYLIAC attempts to minimize the risk of investing in mortgage loans by diversification of geographic locations and types of properties, collateralization of mortgage loans based on management's credit assessment of the borrower, and by traditionally requiring loan-to-value ratios of 75% or less on new loans. The maximum and minimum lending rates for mortgage loans during 1995 were: commercial loans, 9.50% and 7.25% (9.50% and 6.80% for 1994); residential loans, 7.24% and 7.19% (no residential loans for 1994).
Notes to Financial Statements (Continued)

  At December 31, 1995 and 1994, the distribution of the mortgage loan portfolio by geographic location and property type was as follows (in millions):

                               1995              1994
                         ----------------- -----------------
                         Statement  % of   Statement  % of
                           Value    Total    Value    Total
                         --------- ------- --------- -------
Geographic Distribution:
Middle Atlantic.........      $421   39.7%      $432   44.6%
South Atlantic..........       275   25.9        202   20.8
Pacific.................       132   12.4        140   14.4
East North Central......       132   12.4        130   13.4
West South Central......        52    4.9         15    1.6
East South Central......        22    2.1         29    3.0
Mountain................        15    1.4         13    1.4
New England.............        12    1.1          7     .7
West North Central......         1     .1          1     .1
                         --------- ------- --------- -------
Total...................    $1,062  100.0%      $969  100.0%
                         ========= ======= ========= =======
Property Type:
Office Building.........      $696   65.5%      $649   67.0%
Retail..................       185   17.4        166   17.1
Apartments..............       152   14.3        125   12.9
Industrial..............        21    2.0         29    3.0
Residential.............         8     .8          -      -
                         --------- ------- --------- -------
Total...................    $1,062  100.0%      $969  100.0%
                         ========= ======= ========= =======

  At December 31, 1995 and 1994, anticipated maturities in NYLIAC's mortgage loan portfolio were as follows (in millions):

                                          1995  1994
                                         ------ ----
Due in one year or less.................    $84 $142
Due after one year through five years...    398  345
Due after five years through ten years..    460  408
Due after ten years.....................    120   74
                                         ------ ----
Total................................... $1,062 $969
                                         ====== ====

  Fair values for the mortgage loan portfolio at December 31, 1995 and 1994 were estimated to be $1,103,000,000 and $946,000,000, respectively, and were determined by discounting the projected cash flow for each individual loan to determine the current net present value. The discount rate used approximates the current rate for new mortgages with comparable characteristics and similar remaining maturities. As mortgage loans are generally intended to be held to maturity and fair
New York Life
Insurance and
Annuity Corporation
(A WHOLLY OWNED SUBSIDIARY OF
NEW YORK LIFE INSURANCE COMPANY)
                                      F-11
values do not necessarily represent the values for which these loans could have been sold at December 31, 1995 or 1994, care should be exercised in drawing any conclusions from these fair values. The method of determining statement values is described in Note 2.

  Real Estate-At December 31, 1995 and 1994, NYLIAC's real estate portfolio, at statement value, consisted of the following (in millions):

                               1995 1994
                               ---- ----
Commercial:
Investment.................... $101  $90
Acquired through foreclosure..   40   29
                               ---- ----
Total real estate............. $141 $119
                               ==== ====

  Accumulated depreciation on real estate at December 31, 1995 amounted to $5,033,000 ($2,379,000 for 1994). Depreciation expense for 1995 was $2,654,000
($1,729,000 for 1994 and $699,000 for 1993), and was recorded as an investment expense.

  Cash and Short-Term Investments-Short-term investments consist of securities that have maturities of one year or less at acquisition. The carrying amount reported in the Statement of Financial Position for cash and short-term investments approximates fair value.

-------------------------------------------------------------------------------
NOTE 4-Investment Income and Capital Gains and Losses
-------------------------------------------------------------------------------

The components of net investment income for the years ended December 31, 1995, 1994 and 1993 were as follows (in millions):

                               1995   1994   1993
                              ------ ------ ------
Bonds........................   $887   $877   $881
Mortgage loans...............     83     86     98
Preferred and common stocks..      3      5      7
Real estate..................     19     15     11
Policy loans.................     34     31     29
Short-term investments.......     25     13      8
Amortization of IMR..........     16     10      3
Other........................      5      9      9
                              ------ ------ ------
Gross investment income......  1,072  1,046  1,046
Investment expenses..........     35     26     21
                              ------ ------ ------
Net investment income........ $1,037 $1,020 $1,025
                              ====== ====== ======

Notes to Financial Statements (Continued)

  For the years ended December 31, 1995, 1994 and 1993 realized capital gains and losses were as follows (in millions):

                                                                               1995          1994          1993
                                                                           ------------- ------------- -------------
                                                                           Gains Losses  Gains Losses  Gains Losses
                                                                           ----- ------- ----- ------- ----- -------
Bonds.....................................................................   $62   $(31)  $94   $(132)   $99  $(115)
Mortgage loans............................................................     4     (8)    1       -      2      -
Preferred and common stocks...............................................    16     (6)    6      (1)     7      -
Real estate...............................................................     -     (1)    -      (3)     -     (3)
Derivative instruments....................................................   102   (103)    4     (14)     -      -
Other assets..............................................................    10     (3)    5       -      3    (13)
                                                                           ----- ------- ----- ------- ----- -------
                                                                            $194  $(152) $110   $(150)  $111  $(131)
                                                                           ===== ======= ===== ======= ===== =======
Net realized capital gains (losses) before capital gains tax and transfers
to the IMR................................................................    42          (40)                  (20)
Less:
Capital gains tax (benefit)...............................................    19          (19)                   (3)
Gains (losses) transferred to the IMR.....................................    23          (25)                   44
                                                                           -----         -----               -------
Net realized capital gains (losses) after capital gains tax and transfers
to the IMR................................................................    $0           $4                  $(61)
                                                                           =====         =====               =======

  Proceeds from investments in bonds sold, matured or repaid were $3,395,000,000, $4,520,000,000 and $5,197,000,000 for the years ended December
31, 1995, 1994 and 1993, respectively.

-------------------------------------------------------------------------------
NOTE 5-Dividends to Stockholder
-------------------------------------------------------------------------------

No dividends were declared or paid to New York Life in 1995. In 1994 and 1993, NYLIAC declared and paid dividends of $70,000,000 and $71,000,000, respectively, to New York Life. These dividends were paid from current year earnings, as permitted by the Delaware Insurance Department.

-------------------------------------------------------------------------------
NOTE 6-Service Agreement with New York Life
-------------------------------------------------------------------------------

New York Life provides NYLIAC with services and facilities for the sale of insurance and other activities related to the business of insurance. NYLIAC reimburses New York Life for the identified costs associated with these services and facilities under the terms of a Service Agreement between New York Life and NYLIAC. Such costs, amounting to $166,000,000 for the year ended December 31, 1995 ($147,000,000 for 1994 and $124,000,000 for 1993) are
reflected in operating expenses and net investment income in the accompanying Statement of Operations.

  In 1993, the NAIC approved a new accounting treatment for postretirement benefits other than pensions which requires the reporting of expected future benefit costs (primarily life and health benefits) for retirees and fully eligible active
New York Life
Insurance and
Annuity Corporation
(A WHOLLY OWNED SUBSIDIARY OF
NEW YORK LIFE INSURANCE COMPANY)
                                      F-13
employees. The liabilities for postretirement benefits are held by New York Life. However, NYLIAC was allocated $5,000,000 for its share of the net periodic postretirement benefits expense in 1995 ($5,000,000 and $6,000,000 in 1994 and 1993, respectively) under the provisions of the service agreement.

-------------------------------------------------------------------------------
NOTE 7-Insurance Liabilities
-------------------------------------------------------------------------------

Policy Reserves and Deposit Funds-Reserves for life insurance policies are maintained principally using the 1958 and 1980 Commissioners' Standard Ordinary
(CSO) Mortality Tables under the Commissioners' Reserve Valuation Method (CRVM) with valuation interest rates ranging from 4% to 6.5%. Reserves for annuities are based principally on 1971 Individual Annuity and 1983-a Mortality Tables and the Commissioners' Annuity Reserve Valuation Method (CARVM), with valuation interest rates ranging from 4% to 10%. Generally, owners of NYLIAC deferred annuities are able, at their discretion, to withdraw funds from their policies.

  The following table reflects the withdrawal characteristics of annuity reserves and deposit funds (in millions):

                                                                            1995         1994
                                                                        ------------ ------------
                                                                               % of         % of
                                                                        Amount Total Amount Total
                                                                        ------ ----- ------ -----
Subject to discretionary withdrawal:
With market value adjustment...........................................     $-    -%     $-    -%
At book value less surrender charge of 5% or more......................  1,730   19   1,289   16
Market value...........................................................  1,303   14     862   10
                                                                        ------ ----- ------ -----
Total with adjustment or at market value...............................  3,033   33   2,151   26
At book value without adjustment (minimal or no charge or adjustment)..  5,875   65   6,064   72
Not subject to discretionary withdrawal provisions.....................    189    2     184    2
                                                                        ------ ----- ------ -----
Total annuity reserves and deposit fund liabilities.................... $9,097  100% $8,399  100%
                                                                        ====== ===== ====== =====

  NYLIAC's liabilities under investment-type contracts, primarily deferred annuities, of $7,614,000,000 and $7,343,000,000 at December 31, 1995 and 1994,
respectively, are included in policy reserves on the Statement of Financial Position. Fair value of these liabilities at December 31, 1995 is approximately $7,619,000,000 (statement value at December 31, 1994 generally reflects fair value).
Notes to Financial Statements (Continued)

  Liability for Unpaid Accident and Health Claims and Claim Adjustment Expenses-Activity in the liability for unpaid accident and health claims and claim adjustment expenses is summarized as follows (in millions):

                             1995 1994
                             ---- ----
Net Balance at January 1....  $20  $18
Incurred related to:
Current Year................   22   20
Prior Year..................    -    -
                             ---- ----
Total Incurred..............   22   20
                             ---- ----
Paid related to:
Current Year................    -    -
Prior Year..................   20   18
                             ---- ----
Total Paid..................   20   18
                             ---- ----
Net Balance at December 31..  $22  $20

-------------------------------------------------------------------------------
NOTE 8-Separate Accounts
-------------------------------------------------------------------------------

NYLIAC maintains seven nonguaranteed separate accounts for its variable deferred annuity and variable universal life products. The assets of the separate accounts represent shares of New York Life sponsored MFA Series Fund and Acacia Capital Corporation Calvert Socially Responsible Portfolio as follows (in millions):

                                    1995              1994
                            ----------------- -----------------
                             No. of Statement  No. of Statement
Portfolio                    Shares   Value    Shares   Value
--------------------------- ------- --------- ------- ---------
Growth Equity..............  24.823      $428  22.479      $330
Bond.......................  17.514       235  17.099       207
Capital Appreciation.......  15.784       244   9.952       114
Indexed Equity.............   7.776       105   6.088        63
Total Return...............  14.699       195  11.562       122
Government.................   6.477        65   6.691        62
Cash Management............  88.930        89  72.526        73
International Equity.......   1.435        15       -         -
High Yield Corporate Bond..   4.105        43       -         -
Value......................   2.109        24       -         -
Socially Responsible.......    .356         1       -         -
                            ------- --------- ------- ---------
Total...................... 184.008    $1,444 146.397      $971
                            ======= ========= ======= =========

New York Life
Insurance and
Annuity Corporation
(A WHOLLY OWNED SUBSIDIARY OF
NEW YORK LIFE INSURANCE COMPANY)
                                      F-15

  During the second quarter of 1996, NYLIAC is expected to offer for sale a new variable product, Corporate Owned Life Insurance Variable Universal Life, for the purpose of investing payments received under new variable universal life contracts issued by NYLIAC.


  NYLIAC's total investment in the separate accounts was $48,000,000 and $64,000,000 at December 31, 1995 and 1994, respectively.

  Variable separate accounts held by NYLIAC for Individual Life and Annuity policies represent nonguaranteed funds. The assets of these accounts are carried at market value.

  The following is a reconciliation of net transfers from NYLIAC to the Separate Accounts (in millions):

                                                        1995    1994   1993
                                                       ------- ------- -----
Transfers as reported in Summary of Operations of the
Separate Accounts Statement:
Transfers to Separate Accounts........................   $404    $312  $215
Transfers from Separate Accounts......................   (174)   (143)  (69)
                                                       ------- ------- -----
Net transfers to Separate Accounts....................   $230    $169  $146
                                                       ======= ======= =====
Transfers as reported in "additions to other insurance
reserves" on the Statement of Operations of NYLIAC....   $230    $169  $146
                                                       ======= ======= =====

-------------------------------------------------------------------------------
NOTE 9-Federal Income Taxes
-------------------------------------------------------------------------------

NYLIAC is a member of an affiliated group which joins in the filing of a consolidated federal income tax return with New York Life. The consolidated income tax liability is allocated among the members of the group in accordance with a tax allocation agreement. The tax allocation agreement provides that NYLIAC is allocated its share of the consolidated tax provision or benefit, including the equity base tax, determined generally on a separate return basis, but may, where applicable, recognize the tax benefits of net operating losses or capital losses utilizable in the consolidated group. Estimated payments for taxes are made between the members of the consolidated group during the year.

  At December 31, 1995 and 1994, federal income taxes payable to New York Life were $62,000,000 and $19,000,000, respectively.
Notes to Financial Statements (Continued)

  Set forth below is a reconciliation of the statutory federal income tax rate to the effective tax rate for 1995, 1994 and 1993:

                                                                        1995   1994   1993
                                                                       ------ ------ ------
Statutory federal income tax rate.....................................  35.0%  35.0%  35.0%
Exempt interest.......................................................  (1.7)  (2.8)  (1.0)
Allocable share of equity base tax imposed on New York Life:
Current year estimate.................................................   5.0    2.7    2.3
Change in accounting policy...........................................  (8.0)     -      -
Deferred acquisition costs............................................   8.3    6.0    5.6
Increase (decrease) in statutory reserves in excess of increase in tax
reserves..............................................................   1.6   (1.5)   2.1
Other.................................................................  (1.4)   (.1)   (.2)
                                                                       ------ ------ ------
Effective tax rate....................................................  38.8%  39.3%  43.8%
                                                                       ====== ====== ======

-------------------------------------------------------------------------------
NOTE 10-Reinsurance
-------------------------------------------------------------------------------

NYLIAC enters into reinsurance agreements in the normal course of its insurance business to reduce overall risks. NYLIAC remains liable for reinsurance ceded if the reinsurer fails to meet its obligations on the business it has assumed. Life insurance reinsured was 11% and 9% of total life insurance in-force at December 31, 1995 and 1994, respectively.

  In 1994, NYLIAC entered into a coinsurance/modified coinsurance reinsurance agreement, covering a specific block of NYLIAC's Single Premium Multi-Life Corporate Owned Life Insurance business. In 1995, this treaty was amended to cover 1995 and future years' business. In 1995, NYLIAC ceded $216,000,000 in premiums ($220,000,000 in 1994) reduced by an experience refund of $8,000,000 ($4,000,000 in 1994). In addition, in 1995 NYLIAC recorded a commission and expense allowance of $22,000,000 ($22,000,000 in 1994), a modco reserve adjustment of $185,000,000 ($194,000,000 in 1994), and a reserve credit of $43,000,000 ($22,000,000 in 1994), related to the coinsurance portion of the agreement.

  A group reinsurance agreement between NYLIAC and New York Life was approved by the New York State Insurance Department in 1981 and was terminated effective December 31, 1995. Under the terms of the agreement, NYLIAC assumed the liabilities for group health long-term disability policies issued by New York Life. NYLIAC assumed premiums of $29,000,000, $26,000,000 and $25,000,000 for the years 1995, 1994 and 1993, respectively. A settlement is made between the companies in the subsequent year. In 1995, NYLIAC received $4,000,000 from New York Life (NYLIAC paid $1,000,000 and received $24,000,000 from New York Life in 1994 and 1993, respectively), consisting of premiums due to NYLIAC of $32,000,000 ($33,000,000 in 1994 and $41,000,000 in 1993), reduced by a benefit reimbursement of $20,000,000 ($18,000,000 in 1994 and $15,000,000 in 1993) and
an experience refund of $8,000,000 ($16,000,000 in 1994 and $2,000,000 in
1993).
New York Life
Insurance and
Annuity Corporation
(A WHOLLY OWNED SUBSIDIARY OF
NEW YORK LIFE INSURANCE COMPANY)
                                      F-17

  As a result of the termination, NYLIAC will transfer an amount to New York Life equal to the reserves held to support the claims of those disabled lives. At December 31, 1995 NYLIAC established a liability to New York Life of $119,000,000 for the transfer of such reserves.

-------------------------------------------------------------------------------
NOTE 11-Other Adjustments to Surplus
-------------------------------------------------------------------------------

Other adjustments in the Statement of Changes in Surplus include principally the effects of the following:


  For 1995: (1) $18,000,000 decrease due to a change in accounting policy for the equity base tax (see Note 2); (2) $14,000,000 decrease due to a change in valuation basis; (3) $10,000,000 increase due to the change in separate account surplus; (4) $3,000,000 decrease due to an increase in nonadmitted assets; and
(5) $3,000,000 decrease resulting from an increase in the liability for federal income taxes of prior years.

  For 1994: (1) $6,000,000 decrease due to an increase in nonadmitted assets;
(2) $5,000,000 increase resulting from a decrease in the liability for federal income taxes of prior years; and (3) $2,000,000 decrease due to the change in separate account surplus.

  For 1993: (1) $18,000,000 decrease due to an adjustment to the Agents' Progress Sharing Plan liability; (2) $6,000,000 increase due to the change in separate account surplus; (3) $5,000,000 increase resulting from a decrease in the liability for federal income taxes of prior years; and (4) $1,000,000 decrease due to the funding of the New York Life Foundation.

-------------------------------------------------------------------------------
NOTE 12-Derivative Financial Instruments and Risk Management
-------------------------------------------------------------------------------

NYLIAC uses derivative financial instruments to manage interest rate, currency and market risk. These derivative financial instruments include foreign exchange forward contracts, interest rate floors, and interest rate and commodity swaps. NYLIAC does not engage in derivative financial instrument transactions for the purpose of trading.

  Notional or contractual amounts of derivative financial instruments provide only a measure of involvement in these types of transactions and do not represent the amounts exchanged between the parties engaged in the transaction. The amounts exchanged are determined by reference to the notional amounts and other terms of the derivative financial instruments which relate to interest rates, exchange rates, or other financial indices.

  Interest Rate Risk Management-NYLIAC enters into various types of interest rate contracts primarily to minimize exposure of specific assets held by NYLIAC to fluctuations in interest rates.
Notes to Financial Statements (Continued)

  The following table summarizes the notional amounts and credit exposures of interest rate related derivative transactions (in thousands):

                             1995              1994
                      ----------------- -----------------
                      Notional  Credit  Notional  Credit
                       Amount  Exposure  Amount  Exposure
                      -------- -------- -------- --------
Interest Rate Swaps..  $50,000        -  $80,000   $2,636
Floors Purchased..... $150,000        - $150,000      $15

  Interest rate swaps are agreements with other parties to exchange, at specified intervals, the difference between fixedrate and floating-rate interest amounts calculated by reference to an agreed notional amount. Swap contracts outstanding at December 31, 1995 are between ten months and eight years, seven months in maturity. At December 31, 1994 such contracts are between seven months and eight years, seven months in maturity. NYLIAC does not act as an intermediary or broker in interest rate swaps.

  The following table shows the type of swaps used by NYLIAC and the weighted average interest rates. Average variable rates are based on the rates which determine the last payment received or paid on each contract; those rates may change significantly, affecting future cash flows.

                                                       1995     1994
                                                     -------- --------
Receive-fixed swaps-Notional amount (in thousands).. $15,000  $45,000
Average receive rate................................    7.93%    8.30%
Average pay rate....................................    7.39%    5.85%
Pay-fixed swaps-Notional amount (in thousands)...... $35,000  $35,000
Average pay rate....................................    7.46%    7.46%
Average receive rate................................    6.02%    5.74%

  During the term of the swap, net settlement amounts are recorded as investment income or expense when earned. Fair values of interest rate swaps at December 31, 1995 and 1994 were $(2,298,000) and $1,760,000 respectively, based on quoted market prices.

  Interest rate floor agreements entitle NYLIAC to receive amounts from counterparties based upon the difference between a strike price and current interest rates. Such agreements serve as hedges against declining interest rates on a portfolio of assets.

  Premiums paid for interest rate floor agreements purchased are included in other assets in the Statement of Financial Position and are amortized into interest expense over the terms of the agreements. At December 31, 1995 and 1994, unamortized premiums amounted to $597,000 and $672,000, respectively. Amounts received during the term of interest rate floor agreements are recorded as investment income. Fair values of interest rate floors at December 31, 1995 and 1994 were $395,000 and $15,000, respectively, based on quoted market prices.

  NYLIAC is exposed to credit-related losses in the event that a counterparty fails to perform its obligations under contractual terms. The credit exposure of derivative financial instruments is represented by the sum of the fair values of contracts with each counterparty, if the net value is positive, at the reporting date.
New York Life
Insurance and
Annuity Corporation
(A WHOLLY OWNED SUBSIDIARY OF
NEW YORK LIFE INSURANCE COMPANY)
                                      F-19

  NYLIAC deals with highly rated counterparties and does not expect the counterparties to fail to meet their obligations. NYLIAC has controls in place to monitor credit exposures by limiting transactions with specific counterparties within specified dollar limits and assessing the future creditworthiness of counterparties. NYLIAC uses master netting agreements and adjusts transaction levels, when appropriate, to minimize risk.

  Foreign Exchange Risk Management-NYLIAC enters into foreign exchange forward contracts primarily as a portfolio hedge against foreign currency fluctuations. The purpose of NYLIAC's foreign currency hedging activities is to protect it from the risk that eventual dollar net cash inflows from investment income, or the eventual sale, of a foreign currency denominated investment, will be adversely affected by changes in exchange rates.

  NYLIAC's foreign exchange forward contracts involve the exchange of two currencies at a specified future date and at a specified price. The average term of the contracts is three to six months.

  The table below summarizes, by major currency, the contractual amounts of NYLIAC's foreign exchange forward contracts. The amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies, translated at December 31, 1995 and 1994 exchange rates (in thousands):

                  1995     1994
                -------- --------
Japanese Yen...  $49,000  $29,000
French Francs..   24,000   27,000
Italian Lire...   21,000   14,000
Other..........  107,000   92,000
                -------- --------
Total.......... $201,000 $162,000
                ======== ========

  The fair value of foreign exchange forward contracts at December 31, 1995 and 1994 was $(2,746,000) and $(1,046,000), respectively, and was based on current market rates.

  NYLIAC is exposed to credit-related losses in the event of non-performance by counterparties, which could result in an unhedged position. NYLIAC deals with highly rated, investment grade counterparties and does not expect the counterparties to fail to meet their obligations under the contracts. For contracts with counterparties where no master netting arrangement exists in the event of default on the part of the counterparty, credit exposure is defined as the fair value of contracts in a gain position at the reporting date. Credit exposure to counterparties where a master netting arrangement is in place in the event of default is defined as the net fair value, if positive, of all outstanding contracts with each specific counterparty. The credit exposure of NYLIAC's foreign exchange forward contracts at December 31, 1995 and 1994 was $137,000 and $26,000, respectively.

  Commodity Management-In 1994, NYLIAC entered into a $10,145,000 notional gold swap in order to hedge variable interest payments on a gold denominated Eurobond. The bond pays interest in U.S. dollars based upon the prevailing price of gold. Under the terms of the agreement, NYLIAC pays to the counterparty the variable interest payments on the bond in exchange for a fixed payment in U.S. dollars at 8.46%. The counter party is highly rated and NYLIAC does not expect the
Notes to Financial Statements (Continued) counterparty to fail to meet its obligation. The fair value of the swap at December 31, 1995 and 1994 was $1,244,000 and $51,000, respectively, based on current market quotes.

-------------------------------------------------------------------------------
NOTE 13-Commitments and Contingencies
-------------------------------------------------------------------------------

Litigation-The New York State Supreme Court on January 31, 1996 approved the settlement of a consolidated nationwide class action lawsuit alleging certain sales practice claims against NYLIAC and New York Life. In entering into the settlement, NYLIAC specifically denied any wrongdoing. The class consists of approximately three million policyowners who purchased whole life or universal life policies from January 1, 1982 through December 31, 1994. Appeals from the order may be filed within the prescribed statutory period. Under the terms of the settlement, the class members receive benefits intended to address the issues presented in the case or an opportunity to redress individual claims in an alternative dispute resolution process. The settlement (including awards made in an alternative dispute resolution process) will not have a material adverse effect upon NYLIAC's financial position, and NYLIAC believes that, after consideration of provisions made, the settlement will not have a material adverse effect on operating results. NYLIAC, its affiliates and its agents have been released from liability to class members for transactions during the class period relating to the sales practice claims in the lawsuits.

  There are also actions in various jurisdictions by individual policyowners, many of whom excluded themselves from the settlement of the nationwide class action. Most of the these actions seek substantial or unspecified compensatory and punitive damages.

  NYLIAC is also a defendant in other actions arising from its insurance and investment operations, including actions involving retail sales practices. Most of these actions also seek substantial or unspecified compensatory and punitive damages. NYLIAC is also from time to time involved as a party in various governmental, administrative and investigative proceedings and inquiries.

  Given the uncertain nature of litigation and regulatory inquiries, the outcome of the above and other actions pending against NYLIAC cannot be predicted. NYLIAC nevertheless believes that the ultimate outcome of all pending litigation should not have a material adverse effect on NYLIAC's financial position; however, it is possible that settlements or adverse determinations in one or more actions or other proceedings in the future could have a material adverse effect on NYLIAC's operating results for a given year.

  Loaned Securities and Repurchase Agreements-NYLIAC participates in a securities lending program for the purpose of enhancing income on securities held. At December 31, 1995, $1,222,000,000 ($1,143,000,000 at December 31,
1994) of NYLIAC's bonds were on loan to others, but were fully collateralized in an account held in trust for NYLIAC. Such assets reflect the extent of NYLIAC's involvement in securities lending, not its risk of loss.

  NYLIAC has entered into agreements to sell and repurchase securities for the purpose of enhancing income on securities held. Under these agreements, NYLIAC obtains the use of funds from a broker for approximately one month. The liability reported in the Statement of Financial Position at December 31, 1995 of $86,000,000 ($254,000,000 at December 31, 1994) is considered to be fair value. The investments acquired with the funds received from the securities sold are generally included in short-term investments.
New York Life
Insurance and
Annuity Corporation
(A WHOLLY OWNED SUBSIDIARY OF
NEW YORK LIFE INSURANCE COMPANY)
                                      F-21

REPORT OF INDEPENDENT ACCOUNTANTS
-------------------------------------------------------------------------------

To the Board of Directors and Stockholder of New York Life Insurance and Annuity Corporation

In our opinion, the accompanying statement of financial position and the related statements of operations, of changes in surplus and of cash flows present fairly, in all material respects, the financial position of New York Life Insurance and Annuity Corporation at December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles (practices prescribed or permitted by insurance regulatory authorities, see Note 2). These financial statements are the responsibility of the Corporation's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As described in Note 2, in 1995 the Corporation changed its accounting policy for reporting the effect of changes in the Differential Earnings Rate on its equity base tax.

Price Waterhouse LLP
1177 Avenue of the Americas
New York, NY 10036
February 16, 1996
                                      F-22

                                    PART II

                          UNDERTAKING TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934 , the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

         Reference is made to Article VIII of the Depositor's By-Laws.

         New York Life maintains Directors and Officers Liability/Company Reimbursement ("D&O") insurance which covers directors, officers and trustees of New York Life, its subsidiaries, and its subsidiaries and certain affiliates including the Depositor while acting in their capacity as such. The total annual aggregate of D&O coverage is $100 million applicable to all insureds under the D&O policies. There is no assurance that such coverage will be maintained by New York Life or for the Depositor in the future as, in the past, there have been large variances in the availability of D&O insurance for financial institutions.

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Depositor pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person of the Depositor in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                       CONTENTS OF REGISTRATION STATEMENT

         This Registration Statement comprises the following papers and documents:

         The facing sheet.

         The prospectus consisting of 72 pages.

         The undertaking to file reports.

         The undertaking pursuant to Rule 484.

         The signatures.

         Written consents of the following persons:

                   (a)  Robert J. Hebron, Esq. - to be filed by Amendment.

                   (b)  Fred Garland, Actuary

                   (c) Price Waterhouse, LLP - previously filed as Exhibit 7 to the initial registration statement.


         The following exhibits:

1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:

         (1) Resolution of the Board of Directors of NYLIAC establishing the Separate Account - previously filed as Exhibit 1.(1) to the initial registration statement.

         (2)     Not applicable.

         (3)     (a)  Distribution Agreement between NYLIFE Distributors Inc.
                      and NYLIAC - filed herewith.

                 (b) Form of Sales Agreement, by and between NYLIFE Distributors Inc., as Underwriter, NYLIAC as Issuer, and Dealers - filed herewith.

                 (c)  Not applicable.

         (4)     Not applicable.

         (5) Form of Policy - previously filed as Exhibit 1.(5) to the initial registration statement.

         (6)     (a)  Restated Certificate of Incorporation of NYLIAC -
                      previously filed as Exhibit 1.(6)(a) to the initial registration statement.

                 (b) By-Laws of NYLIAC - previously filed as Exhibit 1.(6)(b) to the initial registration statement.

         (7)     Not applicable.

         (8)     Not applicable.

         (9)     (a)  Stock Sales Agreement between NYLIAC and MainStay VP
                      Series Fund, Inc. (formerly New York Life MFA Series Fund, Inc.) - filed herewith.

                 (b)(1) Participation Agreement among Acacia Capital Corporation, Calvert Asset Management Company, Inc. and NYLIAC, as amended - filed herewith.

                 (b)(2) Participation Agreement among The Alger American Fund, Fred Alger and Company, Incorporated and NYLIAC - filed herewith.

                 (b)(3) Participation Agreement between Janus Aspen Series and NYLIAC - filed herewith.

                 (b)(4) Participation Agreement among Morgan Stanley Universal Funds, Inc., Morgan Stanley Asset Management Inc. and NYLIAC - filed herewith.

                 (b)(5) Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and NYLIAC - filed herewith.

                 (b)(6) Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors

                         Corporation and NYLIAC - filed herewith.

                 (c) Powers of Attorney for the Directors and Officers of NYLIAC - previously filed as Exhibit (10)(b) to Post-Effective Amendment No. 5 to Form N-4 for NYLIAC Variable Annuity Separate Account-I (File No. 33-53342) for the following:

                         Jay S. Calhoun, Vice President, Treasurer and Director (Principal Financial Officer) Richard M. Kernan, Jr., Director Robert D. Rock, Senior Vice President and Director Frederick J. Sievert, Executive Vice President and Director Stephen N. Steinig, Senior Vice President, Chief Actuary and Director Seymour Sternberg, President and Director (Principal Executive Officer)

                  (d) Power of Attorney for Maryann L. Ingenito, Vice President and Controller (Principal Accounting Officer) - filed herewith

                  (e) Memorandum describing NYLIAC's issuance, transfer and redemption procedures for the Policies - to be filed by Amendment.

         (10)     Form of Application - to be filed by Amendment.

2.     Opinion and Consent of Robert J. Hebron, Esq. - to be filed by
       Amendment.

3.     Not applicable.

4.     Not applicable.

5.     Not applicable.

6.     Opinion and Consent of Fred Garland, Actuary - filed herewith.

7. Consent of Price Waterhouse, LLP. - previously filed as Exhibit 7 to the initial registration statement.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant, NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I, has duly caused this Pre-effective Amendment No.1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City and State of New York on the 2nd day of January, 1997.

                                       NYLIAC CORPORATE SPONSORED VARIABLE
                                       UNIVERSAL LIFE SEPARATE ACCOUNT-I
                                                 (Registrant)

                                       By  /s/ Lawrence R. Stoehr
                                         ---------------------------------
                                           Lawrence R. Stoehr
                                           Vice President

                                       NEW YORK LIFE INSURANCE AND
                                       ANNUITY CORPORATION
                                                 (Depositor)

                                       By  /s/ Lawrence R. Stoehr
                                         ---------------------------------
                                           Lawrence R. Stoehr
                                           Vice President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.


  Jay S. Calhoun, III*            Vice President, Treasurer and Director
                                  (Principal Financial Officer)

  Maryann L. Ingenito*            Vice President and Controller (Principal
                                  Accounting Officer)

  Richard M. Kernan, Jr.*         Director

  Robert D. Rock*                 Senior Vice President and Director

  Frederick J. Sievert*           Executive Vice President and Director

  Stephen N. Steinig*             Senior Vice President, Chief Actuary and
                                  Director

  Seymour Sternberg*              President and Director  (Principal Executive
                                  Officer)


*By  /s/ Lawrence R. Stoehr
   ---------------------------
         Lawrence R. Stoehr
         Attorney-in-Fact

         January 2, 1997

                                 EXHIBIT INDEX

Exhibit
Number            Description
------            -----------
1.(3)(a)          Distribution Agreement between NYLIFE Distributors Inc. and
                  NYLIAC

1.(3)(b) Form of Sales Agreement, by and between NYLIFE Distributors Inc., as Underwriter, NYLIAC as Issuer, and Dealers

1.(9)(a)          Stock Sale Agreement between NYLIAC and MainStay VP Series
                  Fund, Inc.

1.(9)(b)(1)       Participation Agreement by and among Acacia Capital
                  Corporation, Calvert Asset Management Company, Inc. and
                  NYLIAC, as amended

1.(9)(b)(2)       Participation Agreement by and among The Alger American Fund,
                  Fred Alger and Company, Incorporated and NYLIAC

1.(9)(b)(3)       Participation Agreement by and between Janus Aspen Series and
                  NYLIAC

1.(9)(b)(4)       Participation Agreement by and among Morgan Stanley Universal
                  Funds, Inc., Morgan Stanley Asset Management Inc. and NYLIAC

1.(9)(b)(5)       Participation Agreement by and among Variable Insurance
                  Products Fund, Fidelity Distributors Corporation and NYLIAC

1.(9)(b)(6)       Participation Agreement by and among Variable Insurance
                  Products Fund II, Fidelity Distributors Corporation and
                  NYLIAC

1.(9)(d) Power of Attorney for Maryann L. Ingenito, Vice President and Controller (Principal Accounting Officer)

6.                Opinion and Consent of Fred Garland, Actuary